UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

(Check one)

☐ **REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934**

OR

☒ **ANNUAL REPORT PURSUANT TO SECTION 13(A) OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended: December 31, 2002   **Commission file number 0-29382**

MINEFINDERS CORPORATION LTD.
(Exact name of Registrant as specified in its charter)

Not Applicable	**Ontario, Canada**	**Not Applicable**
(Translation of Registrant's name into English (if applicable))	(Province of other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number (if applicable))

1000
(Primary Standard Industrial Classification Code Number (if applicable))

2288 – 1177 West Hastings Street Vancouver, British Columbia Canada V6E 2K3 (604) 687-6263
(Address and telephone number of Registrant's principal executive offices)

C T Corporation System, 111 - 8th Avenue, New York City New York 10011 (212) 894-8890
(Name, address (including zip code) and telephone number (including area code)
of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Common Shares without par value	**American Stock Exchange**

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None
(Title of Class)

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual information form   ☒ Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

As at December 31, 2002, 28,411,737 Common Shares without par value were outstanding.

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

☐ Yes: 82-_____   ☒ No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes   ☐ No

Explanatory Note: Minefinders Corporation Ltd. (the "Company" or the "Registrant") is a Canadian issuer eligible to file its annual report pursuant to Section 13 of the Securities Exchange Act of 1934 (the "1934 Act") on Form 40-F. The Company is a "foreign private issuer" as defined in Rule 3b-4 under the 1934 Act and in Rule 405 under the Securities Act of 1933. Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the 1934 Act pursuant to Rule 3a12-3.

Some of the statements contained in this report are forward-looking statements, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Such forward-looking statements are made pursuant to the safe harbour provisions of the United States Private Securities Litigation Reform Act of 1995. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results relating to, among other things, reserves, resources, results of exploration, capital costs and production costs could differ materially from those currently anticipated in such statements by reason of factors such as changes in general economic conditions and conditions in the financial markets, changes in demand and prices for the minerals the Company is engaged in exploration for, litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in domestic and foreign areas in which the Company operates, technological and operational difficulties encountered in connection with the Company's mining activities, labour relations matters and costs, changing foreign exchange rates and other matters discussed under "Management's Discussion and Analysis of Financial Condition and Results of Operations". This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on the Company's forward-looking statements. Further information regarding these and other factors is included in the filings by the Company with the U.S. Securities & Exchange Commission and Canadian provincial securities regulatory authorities. Unless otherwise indicated, all dollar amounts in this report are Canadian dollars.

The exchange rate of Canadian dollars into United States dollars, on December 31, 2002, based upon the noon buying rate in New York City for cable transfers payable in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York, was U.S.$1.00 = CDN $1.5800.

MINEFINDERS CORPORATION LTD.

RENEWAL ANNUAL INFORMATION FORM

for the year ended December 31, 2002

May 6, 2003

TABLE OF CONTENTS

GLOSSARY AND DEFINED TERMS

The following is a glossary of certain mining terms used in this Annual Information Form.

Adit	A horizontal passage from the surface into the mine, also called a tunnel.
Adularization	Potassic alteration, introduction or replacement by Adularia.
Anomaly	A geological feature distinguished by geophysical or geochemical means, which is different from the general surroundings and is often of potential economic value.
Breccia	A coarse–grained clastic rock composed of angular broken fragments.
Cretaceous	The final period of the Mesozoic area (after the Jurassic and before the Tertiary period), thought to have covered the span of time between 65 and 144 million years ago.
Dome	A circular or elliptical uplift, typically volcanic in origin.
Epithermal	Hydrothermal mineral deposit formed within 1 kilometre of the earth's surface, in the temperature range of 50–200°C.
g/t or gpt	Grams per tonne.
Graben	An elongate downfaulted basin.
Horst	An elongate block of upfaulted rock.
Hydrothermal	Processes associated with heated or superheated water, especially mineralization or alteration.
Igneous Rock	Rock which formed directly by crystallization from magma.
Interbedded	Beds laid between or alternating with others of different character.
Intrusive	The process of, and rock formed by, intrusion.
Jurassic	The middle system of the Mesozoic, above the Triassic and below the Cretaceous, thought to have covered the span of time between 200 and 145 million years ago.
Lithology	The description of rocks in hard specimen and in outcrop, relative to such characteristics as color, mineralogic composition, and grain size.
Mesozoic	The era of geologic time above the Paleozoic and below the Cenozoic, approximately from 245 to 65 million years ago.
Metamorphic	Affected by physical, chemical, and structural processes imposed by depth in the earth's crust.
Metasediment	Metamorphic rock of volcanic origin.
Mineral Reserve, Proven Mineral Reserve, Probable Mineral Reserve	Means that part of a measured mineral resource or indicated mineral resource that can be extracted legally and at a profit under economic conditions that are specified and generally accepted as reasonable by the mining industry and which is demonstrated by a preliminary feasibility study or feasibility study.
	THE TERMS "MINERAL RESERVE", "PROVEN MINERAL RESERVE", AND "PROBABLE MINERAL RESERVE" USED IN THIS ANNUAL INFORMATION FORM ARE CANADIAN MINING TERMS AS DEFINED IN ACCORDANCE WITH NATIONAL INSTRUMENT 43-101 – STANDARDS OF DISCLOSURE FOR MINERAL PROJECTS UNDER THE GUIDELINES SET OUT IN THE CANADIAN INSTITUTE OF MINING, METALLURGY AND PETROLEUM (THE "CIM") STANDARDS ON MINERAL RESOURCES AND MINERAL RESERVES DEFINITIONS AND GUIDELINES ADOPTED BY THE CIM COUNCIL ON AUGUST 20, 2000. IN THE UNITED STATES, A MINERAL RESERVE IS DEFINED AS A PART OF A MINERAL DEPOSIT WHICH COULD BE ECONOMICALLY AND LEGALLY EXTRACTED OR PRODUCED AT THE TIME THE RESERVE DETERMINATION IS MADE.

RESERVES ARE CATEGORIZED AS FOLLOWS ON THE BASIS OF THE DEGREE OF CONFIDENCE IN THE ESTIMATE OF THE QUALITY AND GRADE OF THE DEPOSIT.

Proven Mineral Reserve means, in accordance with CIM Standards, for the part of a deposit which is being mined, or which is being developed and for which there is a detailed mining plan, the estimated quantity and grade or quality of that part of a measured mineral resource for which the size, configuration and grade or quality and distribution of values are so well established, and for which economic viability has been demonstrated by adequate information on engineering, operating, economic and other relevant factors, that there is the highest degree of confidence in the estimate.

THE DEFINITION FOR "PROVEN MINERAL RESERVES" UNDER CANADIAN STANDARDS DIFFERS FROM THE STANDARDS IN THE UNITED STATES, WHERE PROVEN OR MEASURED RESERVES ARE DEFINED AS RESERVES IN RESPECT OF WHICH (A) QUANTITY IS COMPUTED FROM DIMENSIONS REVEALED IN OUTCROPS, TRENCHES, WORKINGS OR DRILL HOLES; GRADE AND/OR QUALITY ARE COMPUTED FROM THE RESULTS OF DETAILED SAMPLING AND (B) THE SITES FOR INSPECTION, SAMPLING AND MEASUREMENT ARE SPACED SO CLOSELY AND THE GEOLOGIC CHARACTER IS SO WELL DEFINED THAT SIZE, SHAPE, DEPTH AND MINERAL CONTENT OF RESERVES ARE WELL ESTABLISHED.

Probable Mineral Reserve: means, in accordance with CIM Standards, the estimated quantity and grade or quality of that part of an indicated mineral resource for which economic viability has been demonstrated by adequate information on engineering, operating, economic and other relevant factors, at a confidence level which would serve as a basis for decisions on major expenditures.

THE DEFINITION FOR "PROBABLE MINERAL RESERVES" UNDER CANADIAN STANDARDS DIFFERS FROM THE STANDARDS IN THE UNITED STATES, WHERE PROBABLE RESERVES ARE DEFINED AS RESERVES IN RESPECT OF WHICH QUANTITY AND GRADE AND/OR QUALITY ARE COMPUTED FROM INFORMATION SIMILAR TO THAT USED FOR PROVEN RESERVES (UNDER UNITED STATES STANDARDS), BUT THE SITES FOR INSPECTION, SAMPLING AND MEASUREMENT ARE FURTHER APART OR ARE OTHERWISE LESS ADEQUATELY SPACED, AND THE DEGREE OF ASSURANCE, ALTHOUGH LOWER THAN THAT FOR PROVEN RESERVES, IS HIGH ENOUGH TO ASSUME CONTINUITY BETWEEN POINTS OF OBSERVATION.

Mineral Resource, Measured
Mineral Resource, Indicated
Mineral Resource, Inferred
Mineral Resource

Under CIM Standards, Mineral Resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

THE TERMS "MINERAL RESOURCE", "MEASURED MINERAL RESOURCE", "INDICATED MINERAL RESOURCE", AND "INFERRED MINERAL RESOURCE" USED IN THIS ANNUAL INFORMATION FORM ARE CANADIAN MINING TERMS AS DEFINED IN ACCORDANCE WITH NATIONAL INSTRUMENT 43-101 – STANDARDS OF DISCLOSURE FOR MINERAL PROJECTS UNDER THE GUIDELINES SET OUT IN THE CIM STANDARDS. THEY ARE NOT DEFINED TERMS UNDER UNITED STATES STANDARDS AND MAY

NOT GENERALLY BE USED IN DOCUMENTS FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION BY U.S. COMPANIES. AS SUCH, INFORMATION CONTAINED IN THIS ANNUAL REPORT CONCERNING DESCRIPTIONS OF MINERALIZATION AND RESOURCES MAY NOT BE COMPARABLE TO INFORMATION MADE PUBLIC BY U.S. COMPANIES SUBJECT TO THE REPORTING AND DISCLOSURE REQUIREMENTS OF THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION.

A mineral resource estimate is based on information on the geology of the deposit and the continuity of mineralization. Assumptions concerning economic and operating conditions including cut-off grades and economic mining widths, based on factors typical for the type of deposit, may be used if these factors have not been specifically established for the deposit at the time of the mineral resource estimate.

A mineral resource is categorised on the basis of the degree of confidence in the estimate of quantity and grade or quality of the deposit, as follows:

Inferred Mineral Resource: Under CIM Standards, an Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Indicated Mineral Resource: Under CIM Standards, an Indicated Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Measured Mineral Resource: Under CIM Standards, a Measured Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Mineralization	A mineralized body which has been intersected by sufficient closely spaced drill holes and/or sampling to support sufficient tonnage and average grade of metal(s) to warrant further exploration-development work. This mineralized body does not qualify as a commercially mineable ore body, as prescribed under Securities and Exchange Commission standards, until a final and comprehensive economic, technical and legal feasibility study based upon the test results is concluded and supports Proven/Probable Reserves.
Mineralized Deposit	A mineralized body which has been delineated by drilling and/or underground sampling to support a sufficient tonnage and average grade of metal(s). Under SEC standards, such a deposit does not qualify as a reserve until comprehensive evaluation, based on unit cost, grade, recoveries and other factors, concludes economic feasibility.
opt	Ounces per ton.

Ore	Naturally occurring material from which minerals of economic value can be extracted.
Paleozoic	The era of geologic time from 570 to 225 million years ago, from the end of the Precambrian to the beginning of the Mesozoic.
Placer	A surficial mineral deposit formed by mechanical concentration of mineral particles from weathered debris.
Porphyry	An igneous rock characterized by visible crystals in a fine–grained matrix.
Resistivity	A geophysical technique which measures the electrical resistivity between a set of spaced electrodes to generate a profile of subsurface geology.
Sedimentary Rock	Rock formed by the process of erosion and deposition.
Sericitization	A hydrothermal or metamorphic alteration process involving the introduction of, or replacement by, sericite muscovite.
Silicification	Alteration process involving the introduction of, or replacement by, silica, generally resulting in the formation of fine–grained quartz, chalcedony, or opal, which may fill pores and replace existing minerals.
Stockwork	A three–dimensional network of closely spaced planar to irregular veinlets.
Tertiary	The first period of the Cenozoic, after the Cretaceous and before the Quatenary, thought to begin about 65 million years ago.
Tuff	Consolidated or cemented volcanic ash. Sometimes used as a general term for all consolidated pyroclastic rocks.
Volcaniclastic	Refers to fragments derived from volcanic sources (which may be transported some distance from their place of origin.)

NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Information Form ("AIF") and the documents incorporated herein by reference, contain forward-looking statements. Such forward-looking statements include, but are not limited to, statements about mineral reserves and resources, in that they constitute estimates, based on certain assumptions, of mineralization that may be encountered if a deposit were to be mined. Any statements that express or involve discussions with respect to predictions, expectations, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects" or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "estimates" or "intends", or stating that certain actions, events or results "may", "could", "would" or "will" be taken, occur or be achieved) are not statements of historical fact and may be "forward-looking statements".

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Although the Company has attempted to identify factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

SOME OF THE IMPORTANT RISKS AND UNCERTAINTIES THAT COULD AFFECT FORWARD-LOOKING STATEMENTS ARE DESCRIBED FURTHER IN THIS DOCUMENT UNDER HEADINGS "NARRATIVE DESCRIPTION OF THE BUSINESS", "RISK FACTORS" AND "MANAGEMENT DISCUSSION AND ANALYSIS". SHOULD ONE OR MORE OF THESE RISKS OR UNCERTAINTIES MATERIALIZE, OR SHOULD UNDERLYING ASSUMPTIONS PROVE INCORRECT, ACTUAL RESULTS MAY VARY MATERIALLY FROM THOSE ANTICIPATED, BELIEVED, ESTIMATED OR EXPECTED. THE COMPANY DOES NOT INTEND TO UPDATE THESE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED AGAINST ATTRIBUTING UNDUE CERTAINTY TO FORWARD-LOOKING STATEMENTS.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

This AIF contains references to both US dollars and Canadian dollars. All dollar amounts referenced, unless otherwise indicated, are expressed in Canadian dollars and US dollars are referred to as "US dollars" or "US$".

The annual high, low, average and end of period exchange rates for the US dollar in terms of Canadian dollars for each of the periods indicated, such rates being the rates in New York City for cable transfers payable in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York, were as follows:

	Corporation's Fiscal Year Ended December 31				
	2002	**2001**	**2000**	**1999**	**1998**
High	$1.5190	$1.4995	$1.4505	$1.4440	$1.4180
Low	$1.6049	$1.5925	$1.5335	$1.5095	$1.5745
Average	$1.5702	$1.4192	$1.4870	$1.4827	$1.4894
Period End	$1.5800	$1.5925	$1.4995	$1.4440	$1.5375

On April 23, 2003, the exchange rate of Canadian dollars into United States dollars, based upon the noon buying rate in New York City for cable transfers payable in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York, was U.S. $1.00 equals CDN$1.4512.

INCORPORATION OF FINANCIAL STATEMENTS AND MD&A

Incorporated by reference into this AIF are the audited consolidated financial statements of the Company, which include its balance sheets as at December 31, 2002 and 2001 and the consolidated statements of loss and deficit, cash flows and mineral properties and deferred exploration costs of the Company for the years ended December 31, 2002, 2001 and 2000, together with the summary of significant accounting policies and notes thereon, included in the Company's 2002 Annual Report. Also incorporated by reference in this AIF is the Company's management's discussion and analysis ("MD&A") set out at pages 11 through 12 of the Company's 2002 Annual Report. All financial information in this AIF is prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). Differences between Canadian and US GAAP pertaining to the Company are described in Note 10 to our 2002 consolidated financial statements.

REFERENCE INFORMATION

Unless otherwise noted or the context otherwise indicates, "Corporation" refers to Minefinders Corporation Ltd. alone, and "the Company", "we", "us", "our" and "our company" refers to Minefinders Corporation Ltd. and its subsidiaries.

Unless otherwise noted, the information contained in this AIF is given at the date of this AIF.

CORPORATE STRUCTURE

The Company was incorporated by articles of incorporation under the laws of the Province of Ontario on February 4, 1975, under the name "Twentieth Century Explorations Inc.". On May 10, 1979, the Company changed its name from "Twentieth Century Explorations Inc." to " Minefinders Corporation Ltd.".

The Company's head and principal office is located at 2288 – 1177 West Hastings Street, Vancouver, British Columbia, Canada V6E 2K3. The Company's registered and records office is located at Suite 1100 – 200 King Street West, Toronto, Ontario M5H 3T4. The Company also maintains an exploration office in Reno, Nevada, United States of America.

The following table sets forth the name of each material subsidiary of the Company, the jurisdiction of its incorporation and the direct or indirect percentage ownership by the Company of such subsidiary.

Principal Operating Subsidiaries

Name	Place of Incorporation	Percentage Ownership
Minera Minefinders S.A. de C.V.	Mexico	100%
Compania Minera Dolores S.A de C.V.	Mexico	100%
Minefinders (U.S.A.) Inc.	Nevada	100%

The Company's operations in Mexico are conducted through Minera Minefinders S.A. de C.V. ("Minera") and Compania Minera Dolores S.A. de C.V. ("Minera Dolores") and in the U.S.A., through Minefinders (U.S.A.) Inc.

The Company is a reporting issuer in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario and Quebec and the Company's common shares are listed for trading on the Toronto Stock Exchange ("TSX") under the symbol "MFL" and on the American Stock Exchange ("AMEX") under the symbol "MFN".

GENERAL DEVELOPMENT OF THE BUSINESS

The Company is in the business of exploration and development of precious and base metal properties. Interests in these properties are currently held directly and indirectly and through leases, options and working interests. The Company's properties are primarily located in Mexico and the U.S.A. The Company's principal mineral property interests are the Dolores Property located in Chihuahua, Mexico (the "Dolores Property") and the Northern Sonora Property located in Sonora, Mexico (the "Northern Sonora Property"). The Northern Sonora Property includes the La Bolsa gold deposit and the El Malacate project and more than a dozen other prospects (including the La Reserva/El Correo Property) each at various levels of exploration. The Company's other mineral property interests include the Clear, Dottie and Gutsy/Buckskin Mountain Properties in Nevada, the Oro Blanco Property in Arizona and the San Antonio Property in Zacatecas, Mexico. The Company also has mineral property interests in Québec, Canada, but has no active exploration projects in Canada**.**

Exploration and Development

In June of 2002, the Company initiated a 30,000 metre drilling program, designed to bring the Dolores property to final feasibility over the next 12-18 months, and lead to a production decision. At the earliest, production is not anticipated to commence on the Dolores deposit until early 2005. Over the three year period ended December 31, 2002, the Company completed an additional 59 diamond core holes, totalling 18,300 metres and 32 reverse circulation ("RC") drill holes totalling 6,197 metres of infill drilling on the Dolores deposit, bringing the total drilling completed on the Dolores property through December 2002 to 195 core and 187 RC holes totalling 85,937 metres. The Company has selected independent engineering firms to provide an updated resource model and final feasibility study in 2003. Drilling will continue through the first half of 2003. Other activities over the past three years on the Dolores property have included geological mapping and sampling, road construction, re–assaying 9,000 drill intercepts for silver using multi–acid digestion, completing in August 2002 an independent audit of the measured, indicated and inferred resource contained in the Dolores main zone deposit and initiating additional metallurgical studies. During this period, the Company also conducted extensive exploration of the Northern Sonora properties, which led to a $521,043 investment by a subsidiary of Placer Dome Exploration Inc. ("Placer Dome") for drilling programs in 2002. In December 2001, the Company entered into an option agreement with Placer Exploration Mexico Ltd. ("Placer") whereby Placer was granted an option to earn up to a 70% interest in the El Malacate Property by incurring work costs in the exploration of the property. Subsequent to completing the initial drilling program, Placer notified the Company that it was terminating the option agreement. Consequently, the property has reverted 100% back to the Company. Exploration activities will continue on the Company's other properties over the next 12 months with additional drilling planned for the Northern Sonora properties and the Nevada properties in 2003.

Financing

In September 2000, the Company issued 405,818 units by way of a private placement for gross proceeds of $446,400. Each unit consisted of one common share and one-half of a warrant. Each whole warrant entitled the holder to purchase one common share at $1.35 per share for a two year period.

In January 2001, the Company completed private placements financing (the "January 2001 Financing") of 1,599,643 units for gross proceeds of $1,477,180. Each unit consisted of one common share and one warrant entitling the holder to purchase one common share at $1.00 and $1.15 for a two year period.

During the remainder of 2001, the Company completed private placements to issue a further 1,402,080 units for total proceeds of $1,612,392 with each unit consisting of one common share and one-half of a warrant. Each whole warrant entitled the holder to purchase one common share at $1.40 per share for a period of two years. Related issuance costs totalled $122,485 in respect of this financing.

In April 2002, the Company completed a brokered private placement financing of 4,400,000 common shares at $2.30 per share for total proceeds of $10,120,000. Related share issue costs of $745,593 were incurred in respect of this financing.

On February 7, 2003, the Company completed a brokered placement consisting of 2,587,500 common shares (the "February 2003 Financing") at $7.00 per share for gross proceeds of $18,112,500. The shares issued under the February 2003 Financing were qualified by way of short form prospectus. The final short form prospectus of the Company in respect of the February 2003 Financing was receipted by the British Columbia, Alberta, Saskatchewan, Manitoba and Ontario Securities Commissions on January 31, 2003.

Significant Acquisitions and Dispositions

There were no significant acquisitions or dispositions made by the Company during its most recently completed financial year.

Background and Trends

As the Company is a mineral exploration and development company with no producing properties, the information required by this sub–item is inapplicable. The Company's management believes that gold and silver prices will continue to firm up over the next several years and that the Company will benefit from rising precious metal prices.

For further information on the Company's material mineral properties, see the Property discussions in Item 4 commencing on page 3 of this AIF. See the Selected Consolidated Financial Information in Item 5 of this AIF for information on significant transactions affecting the development of the Company's business in the last three years.

NARRATIVE DESCRIPTION OF THE BUSINESS

Overview

The information provided hereunder has been prepared by Mark H. Bailey, M.Sc., P.Geo., President of the Company, who is a "qualified person" as defined in National Instrument 43–101 – *Standards of Disclosure for Mineral Projects* ("NI 43-101").

The Company is a mining exploration and development company. The Company's principal properties are the Dolores Property and the Northern Sonora Property (which includes the La Bolsa deposit and the El Malacate project) as well as more than a dozen other projects including the La Reserva/El Correo group of claims. All of these properties are without a known body of commercial ore. The Company's activities on these properties to date have been exploratory in nature. There is no surface plant or equipment on any of these properties.

Since November 1995, the Company has been actively working on the Dolores Property completing aerial photos and topography, satellite imagery, road construction and infrastructure development, surface mapping, surface sampling, underground sampling, geophysics, diamond core and RC drilling, metallurgical studies, environmental base line studies and initial resource modelling and mine engineering. Results from these efforts have led to the discovery of a major epithermal gold and silver deposit containing an initial estimated 2.77 million ounces of gold and 161 million ounces of silver.

The La Bolsa mineralized system on the Northern Sonora Property was discovered and staked in 1994 by Company personnel, and a first phase exploration drilling program was completed in 1996. A second program was completed in 1998 producing an independent mineralized deposit estimate of up to 208,000 ounces gold and 2 million ounces of silver. Exploration work was suspended in 1998 pending an increase in gold prices or a substantial cash influx. Exploration activities including geological mapping and sampling and drilling continued on the El Malacate project covering a portion of the Northern Sonora Property with the completion of nine widely spaced drill holes during 2002. Work on the other northern Sonora mineral claims from 1996 through 2002 has led to the discovery of twelve additional gold–silver mineralized systems and several porphyry copper related base metal systems.

The Company also has interests in a number of secondary properties. Detailed mapping and sampling conducted over the past five years has defined anomalous gold zones on the San Antonio Property in Zacatecas, Mexico, where an initial drilling program is proposed to confirm and test the down dip extension of this gold mineralization. In addition, we have interests in the Gutsy/Buckskin Mountain Properties, Nevada, U.S.A., the Clear Property, Nevada, U.S.A., the Dottie Property, Nevada, U.S.A., the Oro Blanco Property, Arizona, U.S.A. and the Dubuisson Property, Val d'Or, Québec. The Company's interest in the Dubuisson Property consists only of a 2% net royalty interest.

PRINCIPAL PROPERTY – THE DOLORES PROPERTY

For a full report on the Company's principal property, the Dolores Property, see the report prepared for the Company by Pincock Allen & Holt (the "PAH Report") entitled "Audit of Resources at the Dolores Gold–Silver Project Chihuahua, Mexico", dated December 2, 2002, which has been previously filed on SEDAR. The PAH Report was authored by George Armbrust and Robert Sandefur who are both "independent qualified persons" as defined in NI 43-101. The PAH Report is incorporated herein by reference and a brief summary of the information provided in the PAH Report is provided below.

The Company's current primary focus is on the Dolores Property in respect of which a drilling and feasibility study is underway. The Dolores Property is a structurally–controlled, gold–silver deposit located within a sequence of volcanic rocks. Gold and silver mineralization identified at surface occurs within a zone over 4,000 metres long and 1,000 metres in width at elevations that range from 1,400 metres to 1,700 metres above sea level. Mineralization has also been investigated to the depth of drilling at 1,150 metres elevation or over 550 metres of vertical extent.

Description and Location

The Dolores Project is located in the Sierra Madre Occidental Range of northern Mexico at geographic coordinates 29 degrees north latitude, 108 degrees 32 minutes west longitude, in the westernmost part of the State of Chihuahua. A property location map is shown in Figure 1 and a land status map is shown in Figure 2. The project area is approximately 250 kilometres west of the city of Chihuahua.

– 3 –

The Company, through its 100% owned Mexican subsidiary, Minera Dolores, has a controlling interest in the Dolores mineral concessions and surface rights covering the project area. The Company executed a Mining Exploration, Exploitation and Unilateral Promise of Sale Agreement with Liebano Saenz Ortiz ("Saenz"), the owner of seven exploitation concessions comprising a total of 1,920 hectares covering the core of the Dolores Mining District. This agreement was subsequently assigned to Minera Dolores. Minera can earn a 100% interest in these concessions by paying a total of US$1.5 million in cash payments at the rate of US$25,000 each calendar quarter. Through December 2002, the Company has paid a total of US$967,000. A Net Smelter Return ("NSR") royalty of 2% on gold and silver is payable to Saenz upon commercial production and an additional 1.25% NSR on gold only is payable to another party. Two peripheral mineral concessions (Silvia and Dolores) were staked by the Company bringing the total area of concessions to 27,700 hectares.

The Dolores Property consists of the nine concessions described in the following table, comprising a total of 27,700 hectares. All environmental permits are current and in order and allow the Company to conduct exploration of the Dolores Property through to the actual permitting for a mine site. In addition to permits allowing the Company to construct all access and drill roads necessary to complete the development drilling now underway, the Company has permits for the use of a nearby landing strip. The Company has also negotiated surface rights agreements with the Ejido Huizopa and certain individual members of the Ejido for access and right to conduct all exploration activities on the property up to and including all mining operations that may occur on these lands as a result of these exploration activities.


Tijuana
Mexicali
Sierra Madre Trend
La Bolsa
Nogales
El Malacate
Baja California
Sonora
Sierra Madre
Occidental
Chihuahua
USA
Hermosillo
Dolores
Mulatos
Moris
Ocampo
Chihuahua
MEXICO
Gulf of California
PACIFIC
OCEAN
Guitarra
Cieneguita
Batopilas
El Sauzal
Coahuila
Baja California Sur
Sinaloa
Durango
Culiacán
Cienega
Durango
La Paz
Tayoltita
Bacis
Zacatecas
Zacatecas
Gold
Camp
Major City
0
250 km
Scale

Figure 1: Property Locations

The following table lists pertinent information with respect to the Dolores Property Mining Concessions.

Dolores Property Mining Concessions

Concession Name	Title No.	Area (hectares)	Expiry Date
Silvia	217587	2,866	August 20, 2052
Real Cananea	184981	394	December 12, 2039
Real Cananea Uno	184982	180	December 12, 2039
San Judas Tadeo	184983	150	December 12, 2039
Alma Maria	191728	6	December 18, 2041
Ampliacion Real Cananea	184984	350	December 12, 2039
Ampliacion Real Cananea Uno	184985	360	December 12, 2039
Ampliacion Real Cananea Dos	184986	480	December 12, 2039
Dolores	206344	22,914	December 1, 2003
Total Area		27,700	

Eight of the nine concessions have been granted exploitation status. Taxes are due every six months, in January and July, on all concessions. Taxes paid in January 2003 totalled 506,311 Pesos (approximately US$50,000). Annual assessment work is required for exploration concessions and work expenditures to date, which can be carried forward, will cover the concessions for the next five years.

Gold and silver mineralization, identified at surface, occurs within a zone over 4,000 metres long and 1,000 metres in width and has been intersected in drilling to depths of over 450 metres below the highest topographical elevation. Historic underground mining was carried out along three main, sub–parallel structures that occur both within and beyond the resource study area. Figure 2 below illustrates the location of the known mineralized zones, the mineral resource area and concession boundaries.



Figure 2: Dolores Property Mineral Concessions and Mineralized Areas

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The project area is approximately 250 kilometres west of the city of Chihuahua and is accessed from the town of Madera (pop. +/– 35,000). Madera is linked by paved highway and railway with the rest of Mexico and the United States. The 87 kilometre, 3.5 hour trip to Dolores from Madera by vehicle is mostly along narrow, winding and rough gravel logging roads.

The climate in the area is semi–arid with average annual precipitation of approximately 25 cm. Most of the precipitation falls during the wet season lasting from July to mid September. Temperatures range from –10 degrees Celsius in winter to 45 degrees Celsius in summer. Exploration can be undertaken throughout the year.

The local economy is supported mainly by cattle ranching, logging and subsistence level farming. Unskilled labour is available at several villages within the area. Water for drilling is available from a local reservoir, from flooded historic underground mine workings and the nearby Rio Tutuaca. Surface rights to all known mineralization, areas suitable for potential waste disposal, tailings, storage, heap leach pads and plant sites are held by the Company.

The project area is serviced by narrow, winding, rough roads. A network of roads to provide access for drilling has been established on the property. Most modern services are available at Madera.

Site topography is characterized by moderately rugged terrain with elevations ranging from 1,200 metres above sea level, at the Rio Tutuaca, to 2,000 metres, at the Mesa Aterrizaje.

The mountaintops are covered with pine, while vegetation in the valleys consists mainly of thorny shrubs and cactus. Active, intermittent stream erosion has resulted in the formation of deep V–shaped valleys throughout the area.

History

Mining activity in the area of the Dolores Property is believed to have started with placer mining circa 1860. In 1898, organized lode mining is reported to have begun in the area. By 1915, a power line had been installed from Madera, and processing was accomplished by pulverizing the ores in 25 stamp mills and recovering gold and silver in a cyanide leach and zinc precipitate circuit. Records from 1922 through 1929 indicate that the property was producing nearly 50,000 tonnes per year until the mill was destroyed in a fire in early 1929. Only sporadic high–grade production occurred during 1929 to 1931, and there are no records of any production since that time.

The Company began acquiring a land position in the district in 1993 and initiated a preliminary surface exploration program to evaluate the district's mineral potential. Between 1996 and 2001, the Company completed more than 61,000 metres of drilling, including approximately 136 core holes totalling 32,048.8 metres and approximately 155 RC holes totalling 29,392.2 metres. Detailed geologic mapping of approximately six square kilometres and widespread reconnaissance mapping and sampling covering 12 square kilometres have been combined with ore microscopy, metallurgical study, petrographic analysis and geochemical studies to form the data base. Geophysical surveys, including 14,900 line metres of induced polarization, resistivity, and magnetic surveys, as well as base–line environmental studies, were also completed during this period. Since July of 2002, the Company has completed an additional 24,500 metres (6,197 metres RC and 18,300 metres core) of a planned 30,000 – 35,000 metre drilling program for 2002-2003.

The following table shows the historical production of the Dolores Mining District for the years 1922 to 1931. The accuracy of this information is unknown to the Company.

		Recorded Production from the Dolores Mining District							
Year	Tons Mined	Average Grade (gm/ton)		Average Grade (oz/ton)		Contained Kilograms		Contained Kilograms	
		Au	Ag	Au	Ag	Au	Ag	Au	Ag
1922	63,494	*6.1	*635	0.18	18.52	*388.5	*40,313.8	12,492	1,296,088
1923	65,885	6.8	559	0.20	16.30	451.0	36,862.0	14,500	1,185,113
1924	54,005	*8.4	*527	0.24	15.37	*451.0	*28,471.3	14,501	915,351
1925	51,261	*9.6	*505	0.28	14.73	*492.7	*25,862.1	15,841	831,466
1926	48,523	12.7	548	0.37	15.98	606.0	25,718.0	19,483	826,834
1927	42,082	12.5	554	0.36	16.16	***526.0	***23,313.4	16,912	749,526
1928	38,146	12.5	400	0.37	11.67	478.0	15,250.0	15,368	490,288
Mill burned in early 1929, subsequent higher grade ore shipped off property for milling (?)									
1929	1,306	24.6	872	0.72	25.43	32.0	1,140.0	1,029	36,651
1930	3,686	**30.7	**1671.5	0.90	48.75	118.0	6,153.0	3,794	197,819
1931	3,384	**27.6	**1458.2	0.81	42.53	**93.4	***4,934.5	3,004	158,646
Total/ weighted average									
	371,771	9.8	563	0.286	16.26	3,636.7	208,018.1	116,921	6,687,782
	*	Back calculated from production using 96% recovery from Au and 87% recovery of Ag (Average recoveries listed in annual reports)							
	**	Weighted average from several ore shipments							
	***	Calculated from Tons Mined and Average Grade							
Sources:		Anuario de Estaddistica Minero, 1922, 1923, 1926, 1927, 1928, 1929 and 1930, 1931, Annual Reports							

Geology

The Dolores deposit is a structurally–controlled, gold–silver deposit, located within a sequence of volcanic rocks composed primarily of andesite flows, flow breccias, and tuffs, which are overlain by latite volcaniclastic breccias. A variety of intrusive bodies are coeval with the volcanic sequence, the most common being dikes of latite composition which generally strike in a NNW direction.

The dominant structural features are regional, sub–parallel, NNW–trending faults, which dip steeply to the west. Continued down–to–the–west offset within this structural set is believed to have caused the development of a series of dilational conjugate faults between the primarily parallel to sub–parallel faults. These faults are believed to have been influential during the mineralizing event and locally may help to explain the geometry of the mineralization.

Gold and silver mineralization identified at surface occurs within a zone over 4,000 metres long and 1,000 metres in width at elevations that range from 1,400 metres to 1,700 metres above sea level. Mineralization has also been investigated to the depth of drilling at 1,150 metres elevation or over 550 metres of vertical extent.

Precious metal mineralization has been encountered from the surface to the deepest drilling completed to date, exceeding 500 metres and over wide intervals (30 to 100 metres). Within this broad zone of mineralization, relatively narrow, 2 to 20 metre wide intense stockwork or mineralized breccia zones, that often occur along, but not confined to, intrusive contacts contain bonanza grades that may range from 10 to over 200 grams per tonne gold and 300 to over 13,000 grams per tonne silver.

At intermediate levels in the system, mineralized feeders widen into breccias containing druzy cavities, comb structures, crustifications and symmetrical banding in silica veins and veinlets. Strong hydrothermal brecciation is common and frequently overprints areas of original tectonic breccia and/or fractures.

The upper extent of widespread mineralization is generally confined to a few tens of metres above the contact of the latitic volcaniclastic tuffs with the underlying intermediate andesitic volcanics. It is likely that high porosities and permeabilities resulted in dispersal and lateral migration of hydrothermal fluids at the volcaniclastic contact with concimitant cooling generally restricting ascension of hydrothermal fluids.

For more details on the geology on the Dolores Property, see section 3 of the PAH Report, which is incorporated herein by reference.

Exploration

The Company acquired its right to explore the Dolores Property in 1993 and initiated a preliminary surface exploration program to evaluate the district's mineral potential. Between 1993 and August 1994, several reconnaissance visits by Company personnel and various consultants resulted in the collection of several hundred rock chip samples, including surface grab and channel samples. Since November 1995, the Company has actively worked on the Dolores Property, resulting in the discovery of a significant gold and silver deposit.

Exploration efforts have included reconnaissance and detailed surface mapping, channel sampling on surface and in accessible old underground workings totalling more than 16,000 rock chip assays, metallurgical studies, initial mine planning and engineering studies, environmental base line studies, road up-grading and construction, airphoto and topographical maps and a total of 382 holes for 85,937 metres, providing more than 44,000 drill samples for assay on the Dolores Property as of the end of fiscal year 2002. Drilling during 2002 included 59 diamond drill holes for 18,300 metres and 32 RC holes for 6,197 metres completed as part of the current 30,000 to 35,000 metre drill program.

Work on the property was carried out by professional geologists employed by the Company and a number of independent consulting geologists and engineers. The principal outside independent consultants over the last 7 years include: H. J. Choates and W.E. Brereton, of MPH Consulting Limited; McClelland Labs of Reno, Nevada; Golder and Associates, Tucson, Arizona; Mine Development Associates, Reno, Nevada; MRDI Canada; SRK Canada; J. Nilsson, P. Eng; Pincock Allen & Holt, Denver, Colorado; Hazen Research, Inc, Golden Colorado, Roscoe Postle Associates Inc, Vancouver, B.C. and M3 Engineering & Technology Corp. Tucson, Arizona.

Drilling

Since the start of the first phase of drilling in August 1996, more than 86,000 metres of drilling in 382 holes have been completed to date. Diamond drill holes amounting to more than 50,348 metres in 195 holes and 187 reverse circulation drill holes for 35,600 metres constitute the drilling database with drilling continuing at the time of this AIF.

Of the total holes drilled, more than 328 holes were drilled within the resource area and will be used in the a new resource calculation. Two holes were lost and six additional holes were water well and water test wells. Fifty-four holes were drilled to test targets peripheral to the resource area; three were drilled on the La Bohemia target, 18 tested the East Dike target, 13 tested the Norte and north end of the East Dike target, 16 were drilled on the Sur Zone and one hole was drilled on the La Central target.

Reverse circulation holes were sampled at 1.52 metre intervals and diamond core holes were typically split at 2 metre assay intervals. One–half of the sample was sent to the lab for assay and one–half was placed in storage for future reference.

Through 2002, more than 45,500 samples were assayed and compiled into a database.

A first phase of diamond drilling was carried out by the Company between August and December 1996, with 6,609 metres of HQ/NQ core recovered in 30 holes. Most of the drill holes encountered significant gold and silver mineralization over substantial widths along a 1,000 metre strike length within the Chabacan target area. One of the better intersections in D96–22 averaged 2.64 g/t gold and 116.2 g/t silver over 29.8 metres.

A second phase of drilling commenced in January 1997 and ended in February 1997. At the end of this program, 45 diamond drill holes totalling 10,115 metres had been completed since initial drilling started in August 1996. The second phase drilling tested a 2,000 metre strike length south of the Chabacan main zone. One of the better drill holes in this program, D97–36, intersected 96 metres averaging 2.00 g/t gold and 32.2 g/t silver.

A third phase drill program was initially carried out under the direction of Echo Bay Mines Ltd. ("Echo Bay") staff and later managed by Company personnel. The drill program consisted of infill drilling to confirm the existing resource and step–out drilling to expand the resource to include the Hondo and Chabacan target areas.

All of the infill holes drilled during this phase intersected potentially economic grade gold and silver mineralization and confirmed continuity of the main zone deposit over a strike length of 2,000 metres. All holes were drilled at angles of -45^0 to -75^0 and directed to test the down–dip extension of outcropping surface gold and silver mineralization to depths of 350 metres (see Figure 3).



Figure 3: Representative Drill Section with General Geology and Highlighted Assay Intervals

In August 1997, an independent resource was calculated by Humbolt Mining Services, based on 107 drill holes. A drill indicated and inferred resource was estimated at 27.84 million tons with an average grade of 0.038 oz/ton (1.3 g/t) gold and 1.38 oz/ton (47.3 g/t) silver at a 0.015 oz/ton gold cut–off.

In September 1997, Echo Bay completed a 56 hole drill program with all holes intersecting significant gold and silver mineralization. In October 1997, the Company reacquired Echo Bay's interest in the Dolores Property and continued with the phase–one feasibility study initiated by Echo Bay that included column leach testing, environmental base line studies and a preliminary geotechnical study.

In June 1998, MRDI Canada provided an updated resource calculation as part of a pre–feasibility scoping study. The calculation was based on 160 drill holes totalling 35,000 metres of drilling over 1,800 metres of strike length. Using a 0.5 g/t cut–off and uncapped gold equivalent, the following resource was calculated.

Indicated	23,912,000 tonnes of 1.45 g/t Au Eq.
Inferred	30,385,000 tonnes of 1.245 g/t Au Eq.
Total	54,297,000 tonnes of 1.338 g/t Au Eq.

In September 1998, additional infill drilling was completed on the main zone at 25 metre centres along the 1,800 metre strike length. Incorporating the latest drill results, an updated resource calculation by MRDI Canada was completed in November 1998, with indicated and inferred resources for the main zone deposit totalling 61 million tonnes grading 1.42 g/t gold–equivalent. All gold values were capped at 4.0 g/t and silver values were capped at 220 g/t. A cut–off grade of 0.5 g/t gold–equivalent was used. The data provided to MRDI Canada for the resource study included 238 drill holes (127 diamond drill and 111 reverse–circulation drill holes) totalling 52,898 metres. The drill holes extended over 2,800 metres of strike length and 1,000 metres across strike.

From January to March 2000, a program of infill drilling confirmed the continuity of high–grade gold and silver mineralization occurring within feeder structures surrounded by a broad zone of disseminated mineralization. The high–grade feeder structures extend for over 4,000 metres along strike and have been drill–tested to depths of up to 300 metres. Some of the best results from the 2000 drill program came from hole D00–R140 drilled on section 2175. The drill hole averaged 1.24g/t gold and 61.7g/t silver over 236 metres. A 15.2 metre section within this zone averaged 11.52g/t gold and 707.7g/t silver.

In August of 2002, Pincock Allen & Holt completed an independent audit of the resource data-base (compiled through April 2002) and the measured, indicated and inferred resources previously reported for the Dolores deposit. This audit resulted in the resource table reproduced below under the section "Mineral Resource and Mineral Reserve Estimates".

Since June of 2002, a drilling program, consisting of approximately 30,000 to 35,000 metres of infill and stepout drilling has been underway. This drilling program is designed to bring the main zone resource to a final feasibility and to expand the mineralized potential of the district. Results from this program will be incorporated into revised resource models and mine planning, and incorporated into an independently engineered feasibility study. Through the end of 2002 a total of 24,500 metres of new drilling has been completed, consisting of 18,300 metres of core in 59 holes and 6,200 metres of RC in 32 holes.

Mineralization

Gold and silver mineralization identified at surface occurs within a zone over 4,000 metres long and 1,000 metres in width at elevations that range from 1,400 metres to 1,700 metres above sea level. Mineralization has also been investigated to the depth of drilling at 1,250 metres elevation or over 450 metres of vertical extent.

Precious metal mineralization has been encountered from the surface to the deepest drilling completed to date, exceeding 500 metres and over wide intervals (30 to 100 metres). Within this broad zone of mineralization, relatively narrow, 2 to 20 metre wide intense stockwork or mineralized breccia zones, that often occur along, but not confined to, intrusive contacts contain bonanza grades that may range from 10 to over 200 grams per tonne gold and 300 to over 13,000 grams per tonne silver.

Precious metal values are contained within native gold, native silver, electrum, silver sulfides and silver sulfosalts. Feeders also contain quartz, sericite, pyrite (locally oxidized to limonite), with lesser amounts of epidote, chlorite, calcite, fluorite, galena, sphalerite, and occasional chalcopyrite.

At intermediate levels in the system, mineralized feeders widen into breccias containing druzy cavities, comb structures, crustifications and symmetrical banding in silica veins and veinlets. Strong hydrothermal brecciation is common and frequently overprints areas of original tectonic breccia and/or fractures. Pervasive silicification of the country rock and multiphase veining in both breccias and stockwork zones show strong correlation with high grade gold and silver mineralization, with lower grade material occurring between the feeders. Mineralization at this level also occurs within localized zones of intense propylitic alteration that may occur adjacent to the most strongly mineralized areas within the deposit.

The upper extent of widespread mineralization is generally confined to a few tens of metres above the contact of the latitic volcaniclastic tuffs with the underlying intermediate andesitic volcanics. It is likely that high porosities and permeabilities resulted in dispersal and lateral migration of hydrothermal fluids at the volcaniclastic contact with concomitant cooling generally restricting ascension of hydrothermal fluids. Alteration extends laterally for several hundred metres along and above the contact in a generally silicified, broken, brecciated, and variably argillized subhorizontal layer. This altered layer contains anomalous mercury, arsenic, and antimony throughout its extent. Ore grades of mineralization locally persist beyond tens of metres into the overlying tuff units but are restricted to narrower zones of fracturing. In the highest exposures of the central dome area, low–grade mineralization from 40 to 100 parts per billion (ppb) gold is known to occur within small discontinuous pods of chalcedonic to opalescent vein material.

The episodic nature and variable intensity of mineralizing activity has commonly resulted in overprinting of several features, including the formation of quartz stockworks along intrusive contacts, flooding of tectonic breccias with hydrothermal silica, silicification and dissemination of mineralization peripheral to structures, re–brecciation and precipitation of stockwork quartz in several phases, and hydrothermal brecciation that overprints original tectonic features. A relatively large breccia-pipe like body has been defined over a 400 metre length (20-60 metres wide) from the surface to depth greater than 500 metres, which contains consistent higher-grades of mineralization, indicating a primary mineralizing conduit. Oxidation throughout the area of the deposit is highly variable. Oxidation has been observed to the depth of drilling, particularly within the larger fracture zones, yet sulfides are also known to occur at surface in various localities of the property. The majority of the deposit can be classified as mixed oxide/sulfide with smaller percentages of totally oxidized material occurring along structures and near surface, with progressively increased sulfide content found at depth.

Sampling and Analysis

Rock Chip Sampling and Soil Sampling

Since 1993, in excess of 13,800 rock chip samples have been taken across zones of mineralization at the Dolores Property. Continuous rock chip samples were collected over five metre sample lengths (84% of total samples) along sample lines laid out perpendicular to the 330 degree strike of the altered, silicified and mineralized rock exposures.

Each sample site was flagged and marked with an aluminum tag. Soil samples were taken along those portions of the lines covered by overburden. A total of 1,800 soil samples were collected and analyzed. A surveyed baseline and grid lines spaced at 50 metre intervals were established for control of the rock chip and soil sampling.

The area covered by the sampling program was approximately six square kilometres.

All samples were collected from the Dolores site by ALS Chemex Laboratories ("Chemex"), Bondar–Clegg or Inspectorate personnel and taken to a sample preparation lab either at Chihuahua, Hemosillo or Durango. Following sample preparation pulps are flown either to Vancouver, Canada or Reno Nevada for final analysis.

The soil samples were dried and sieved to –80 mesh. The –80 mesh portion was sent to the Chemex lab in Vancouver, British Columbia. A 30 gram subsample was then analyzed for gold by fire–assay with an atomic absorption (AA) finish. Silver values were obtained by aqua–regia digestion followed by AA analysis.

For rock chip samples, a 30 gram sub–sample for gold analyses was used for fire–assay with an AA finish. Silver analyses were obtained by AA (background corrected) assay following aqua–regia digestion. One kilogram pulps were prepared, instead of the normal 0.2 kg pulps, after comparative analyses indicated the large sample size ensured greater sample assay consistency.

The rock chip and soil sampling programs were supervised by experienced, professional geologists. The samples taken are considered to be of acceptable quality and representative of the mineralization exposed at the sample sites. The sample results are considered to be reliable since all analyses were performed at well known reputable laboratories with quality control procedures in place.

Core Sampling and Reverse–Circulation Sampling

All core was carefully logged in a thorough manner by experienced, professional geologists in keeping with industry standards and mineralized sections were photographed before sampling. The mineralized sections were marked for sampling according to changes in rock type, changes in character and quantity of the mineralization and at structural contacts. As a result, core sample lengths are variable. Where there are no lithological or structural changes, sample intervals are typically two metres in length. All mineralized core was then split by core–splitter with one–half of the core placed in plastic or cloth sample bags along with a sample tag number and securely fastened. The other one–half was replaced in the core trays and stored in core racks on the property.

Reverse circulation holes were sampled at 1.52 metre intervals. One–half of the samples, weighing from 12 to 16 kg, were sent for assay and the other one–half was placed in storage at the site for future reference. Core samples from drilling programs carried out by the Company were sent to the same Chemex lab that was used to process rock chip samples and the same preparation, assaying and quality control procedures were applied.

Quality Control

Quality control of assay data at the Dolores Property was ensured through a monitoring program (set up by an independent geochemist, Dr. Lovestrom, hired by Echo Bay) that included use of prepared gold–silver standards, blank samples, check analyses, duplicate analyses by alternate labs, and metallic screen analyses. A total of more than one out of every ten samples were a part of the quality assurance database and all geochemical analyses are performed at ALS Chemex Laboratories and Inspectorate, well known, industry–standard geochemical laboratories. Quality assurance was provided by check assays processed at Bondar–Clegg labs, Vancouver, B.C. and/or between the two other labs listed above.

2001 Dolores Silver Reanalysis Program

During the summer of 2001, the Company discovered that silver grades for certain samples from the Dolores Property were underestimated by the aqua–regia digestion assay techniques which had been used. It is considered likely that the under–reporting of grade is related to the presence of silver halide minerals in Dolores ores, possibly as a result of secondary enrichment of silver.

Selection of Samples

After initial check assays showed a significant increase in silver grades using multi–acid digestion techniques, an extensive silver reanalysis program was undertaken by the Company. Approximately 8,880 samples were reanalyzed. The samples selected for reanalysis were primarily consistent runs of greater than 10 g/t silver, or runs which had greater than 5 g/t silver along with significant amounts of gold.

Chain of Custody and Sampling issues

Splits were pulled from pulp material previously prepared by Chemex in Chihuahua and Hermosillo. About 35% of the material was stored at Chemex's Chihuahua facility, with the remainder being stored at Minefinders' Chihuahua warehouse. All sample retrieval and preparation was carried out by Chemex personnel. Approximately 400 drill samples and 100 underground samples were not found at either location, and are not incorporated in the data set.

Samples which had previously been fire–assayed were included in segments for rerun. It was not expected that there would be a significant change in these results, but they serve as an excellent check on the multi–acid digestion technique. Samples which returned a below detection limit result (<1 g/t Ag) with multi–acid digestion are ignored, because the aqua–regia technique is considered more accurate at these grades.

Results

For the drill samples submitted, there is a significant increase in the contained silver results using multi–acid digestion for oxidized material, with a more moderate increase for material categorized as mixed or sulfide. The most dramatic increases in silver grade were found in various peripheral zones that surround the main deposit, but the improvement in silver grades throughout the resource will increase the overall resource. The samples analyzed by fire–assay show excellent agreement with the multi–acid results, which provides confidence in the multi–acid technique for Dolores ores. See "Mineral Resource and Mineral Reserve Estimates" below.

Mineral Resource and Mineral Reserve Estimates

On August 19, 2002, PAH presented its initial report entitled "Audit of Resources at the Dolores Gold–Silver Project, Chihuahua, Mexico". This initial report was subsequently re–written to comply with the requirements of NI 43–101. This AIF incorporates by reference the PAH Report dated December 2, 2002. There are no mineral reserve estimates at this stage. The measured, indicated and inferred resources for the Dolores Property, at cut–off grades of 0.3, 0.5, 0.6, 0.7, 1.0, 1.5, 2.0 and 3.0 gpt Au Eq are taken from the PAH Report and shown in the following table. This resource estimation is based on construction of geological and computer block models, and variographic analysis. The Metric System is used in this analysis. Tonnes are stated as metric tonnes of 1,000 kg. Gold and silver grades are reported in grams per tonne (gpt). All resources are calculated in accordance with NI 43-101.

Measured, Indicated and Inferred Resources

Dolores Project, PAH Measured Resource							
Cutoff gpt Aueq	TONNES (1000's)	GOLD gpt Au	GOLD Ounces	SILVER gpt Ag	SILVER Ounces	Aueq grade gpt Aueq	Aueq Ounces
3.0	2,960	3.743	356,300	183.5	17,467,200	6.802	647,400
2.0	5,337	2.706	464,400	135.6	23,269,600	4.966	852,200
1.5	7,986	2.138	549,000	109.0	27,973,500	3.954	1,015,200
1.0	12,147	1.649	643,900	85.0	33,191,400	3.066	1,197,100
0.7	16,415	1.344	709,500	69.8	36,859,600	2.508	1,323,900
0.6	18,614	1.230	736,100	64.0	38,298,300	2.297	1,374,500
0.5	21,487	1.107	764,500	57.8	39,960,100	2.071	1,430,500
0.3	29,980	0.857	826,300	45.0	43,384,100	1.607	1,549,400

Dolores Project, PAH Indicated Resource

Cutoff gpt Aueq	TONNES (1000's)	GOLD gpt Au	GOLD Ounces	SILVER gpt Ag	SILVER Ounces	Aueq grade gpt Aueq	Aueq Ounces
3.0	3,897	3.202	401,200	196.9	24,669,300	6.484	812,300
2.0	7,512	2.277	549,800	144.3	34,838,100	4.681	1,130,400
1.5	11,043	1.853	657,800	116.8	41,455,500	3.799	1,348,700
1.0	15,994	1.481	761,300	94.1	48,405,500	3.050	1,568,100
0.7	21,189	1.227	835,600	78.2	53,303,100	2.531	1,723,900
0.6	24,363	1.113	872,000	70.9	55,509,000	2.294	1,797,100
0.5	28,598	0.993	912,700	63.1	58,041,100	2.045	1,880,100
0.3	41,524	0.750	1,001,900	47.7	63,645,700	1.545	2,062,700

Dolores Project, PAH Measured + Indicated Resource

Cutoff gpt Aueq	TONNES (1000's)	GOLD gpt Au	GOLD Ounces	SILVER gpt Ag	SILVER Ounces	Aueq grade gpt Aueq	Aueq Ounces
3.0	6,857	3.436	757,400	191.1	42,136,400	6.622	1,459,700
2.0	12,849	2.455	1,014,200	140.7	58,107,600	4.799	1,982,600
1.5	19,029	1.973	1,206,800	113.5	69,429,000	3.864	2,364,000
1.0	28,141	1.553	1,405,200	90.2	81,596,900	3.056	2,765,200
0.7	37,604	1.278	1,545,100	74.6	90,162,700	2.521	3,047,800
0.6	42,977	1.164	1,608,100	67.9	93,807,200	2.296	3,171,600
0.5	50,085	1.042	1,677,300	60.9	98,001,100	2.056	3,310,600
0.3	71,504	0.795	1,828,200	46.6	107,029,800	1.571	3,612,000

Dolores Project, Inferred Resource

Cutoff gpt Aueq	TONNES (1000's)	GOLD gpt Au	GOLD Ounces	SILVER gpt Ag	SILVER Ounces	Aueq grade gpt Aueq	Aueq Ounces
3.0	2,986	3.546	340,400	185.9	17,845,400	6.644	637,800
2.0	5,939	2.421	462,200	136.2	26,004,100	4.691	895,600
1.5	9,114	1.934	566,700	107.5	31,505,600	3.726	1,091,800
1.0	12,707	1.581	646,000	88.8	36,288,200	3.062	1,250,800
0.7	18,416	1.225	725,400	70.4	41,695,900	2.399	1,420,400
0.6	22,457	1.070	772,300	61.6	44,464,600	2.096	1,513,400
0.5	28,051	0.919	828,400	52.8	47,661,100	1.799	1,622,800
0.3	44,017	0.668	945,800	38.1	53,980,700	1.304	1,845,500

* Note: this geological resource has been estimated in accordance with the Canadian Institute of Mining and Metallurgy guidelines, which are different from the guidelines set forth in Guide 7 under Item 802 of Regulation S-K. See "Glossary."

The resources in the preceding table do not account for the material mined in the past. Historic production from the project area is reported as 371,771 tons (337,233 tonnes) at an average grade of 0.286 opt (9.8 gpt) gold and 16.26 opt (563 gpt) silver. Of this total, the Company estimates that about 80 % is within the area where resources have been estimated. PAH, in the PAH Report, concludes that 270,000 tonnes should be subtracted from the resource estimate at the average grade of the current resource estimate.

A revised resource model will be completed, incorporating all the drill results from the on going drilling program, commenced in June 2002, when all infill holes are completed and assays are final.

NORTHERN SONORA PROPERTY

The information provided hereunder has been prepared by or under the supervision of Mark H. Bailey, M.Sc., P.Geo., President of the Company and a "qualified person" as defined in NI 43–101. The properties described below are not considered material to the Company due to the current book value of the properties. The Company does, however, consider these properties to be worthy of future exploration expenditures and has been conducting, and will continue to conduct, exploration work on each of the following properties.

Description and Location

The Northern Sonora Property is located in the northern part of Sonora State, Mexico. The Northern Sonora Property consists of the nine exploration concessions described below, comprising a total of approximately 16,591 hectares.

Northern Sonora Property Concessions

Concession Name	Title No.	Area (hectares)	Expiry Date
Abe	216305	996	April 29, 2052
Oro Fino	215622	649	March 3, 2052
La Pistola	213748	1,698	June 13, 2002*
La Gloria	214344	1,087	September 26, 2002*
Los Adobes	218455	6,173	November 3, 2052
El Ruido	218448	3,788	November 3, 2052
El Callejon	211609	14	June 15, 2006
El Callejon 2	211623	20	June 22, 2006
El Manzanal	213593	220	May 16, 2007
Total Area		14,645	

*Filed for conversion to exploitation, awaiting new title

Approximately three areas of mineralization in separate geographic zones occur within the Northern Sonora Property: 1) the La Bolsa Property, in the northwest corner of the Northern Sonora concession block; 2) the El Malacate Caldera related gold mineralized area, in the central part of the concession block; and 3) base metal mineralization related to porphyry systems, in the eastern portion of the concession block, including the El Fierro and La Recompensa mineralized systems.

The Company has obtained all required permits to conduct exploration drilling on the La Bolsa and El Malacate projects through the next several exploration programs. The Northern Sonora Property is not subject to any environmental liabilities.

Climate, Accessibility, Local Resource Infrastructure and Physiography

The climate in the area is high desert, semi–arid with average annual precipitation of approximately 20 cm. Most of the precipitation falls during the wet season lasting from July to mid September. Temperatures range from 5 degrees Celsius in winter to 48 degrees Celsius in summer. Exploration can be undertaken throughout the year.

The local economy is supported mainly by cattle ranching, with the nearby city of Nogales, Mexico (population exceeding 1 million), providing most of the economy for the region. Skilled and unskilled labour is abundantly

available from nearby Nogales. Water for drilling is available from local sources including ponds and water wells. Surface rights to all known mineralization, areas suitable for potential waste disposal, tailings, storage, heap leach pads and plant sites are held under agreements by the Company.

Site topography is characterized by low to moderately rugged terrain with elevations ranging from 1,000 to 1,800 metres above sea level.



Sonora Properties
Northern Sonora Concessions
La Bolsa (Au, Ag) Resource
Picacho Alto (Ag, Au)
La Verde (Ag, Pb, Zn)
Nogales, Sonora
Santa Juliana (Ag, Pb, Zn)
Cerro Amarillo (Au, Ag, Cu)
La Dura (Ag, Pb, Zn)
La Matanza (Au)
La Recompensa (Cu, Mo)
El Malacate (Au)
El Fierro (Cu, Mo)
Cerro Palomino (Au)
Real Viejo (Au, Ag, Pb, Zn)
La Granja (Cu, Au)
El Malacate Area
El Durazno (Au)
La Reserva Concessions
El Rodeo (Cu, Mo)
Agua Caliente (Au, Pb, Zn)
San Geronimo (Ag, Cu, Pb, Zn)
Tio Flaco (Au, Cu)
North
Alcaparroso (Cu, Au)
5km
Minefinders Concessions (401 km2)
Gold-Silver Prospect
Base & Precious Metals Prospects

Figure 4: Northern Sonora Properties

Nature of Transport

The project area is serviced by narrow, winding, dirt roads from Nogales. A network of roads to provide access for drilling has been established on several of the more advanced prospects located on the Northern Sonora Property. Modern services are available at Nogales, within 30 kilometres of most of the prospects.

Sampling and Integrity of Samples

We have taken more than 5,000 surface samples over the project area since 1994, drilled 72 holes at La Bolsa and nine holes at El Malacate, and completed extensive geological mapping and airborne geophysical surveys over the entire claim block. All assays were completed by either Bonder–Clegg or Chemex under the same quality assurance as those for the Dolores Property.

La Bolsa Property: Location and Access

The La Bolsa Property is located on the Abe concession in the northern part of Sonora State, Mexico, approximately 30 kilometres west of the Mexican city of Nogales, and 97 kilometres SSW of Tucson, Arizona. The property is best accessed from Tucson, by taking Highway I–19 approximately 110 kilometres south to Nogales. Access to the property from Nogales is by four wheel drive vehicle by a combination of paved and dirt roads.

History of Property

There is no known written information pertaining to the La Bolsa Property although historic pits, shafts, adits and exploratory trenches occur within the property. The greatest concentration of these are found on top of, and on the east flank of the main mineralized hill where an access tunnel, several shafts, and over half a dozen surface pits were dug to exploit high grade (to 0.48 opt gold and 8.3 opt silver) carbonate–rich breccias and veining.

Ownership

The La Bolsa Property was staked on behalf of Minera by a registered mineral surveyor and Minera is the registered owner of all the exploration concessions. Other than as imposed under Mexican mining law, the property is not subject to any underlying royalties or title encumbrances.

Although the Company is the registered owner of the mineral rights to the La Bolsa Property, the surface rights to much of the Abe Concession are owned by Roberto Pierson Suarez ("Pierson"). Terms for an exploration and exploitation surface rights agreement with Pierson (the "Pierson Agreement") were accepted during the third quarter of 1997, and a final agreement was executed and filed with the appropriate Mexican authorities on October 13, 1997.

The Pierson Agreement has a term of 20 years and is renewable for an additional 20 years. Under the agreement, the Company is to pay Pierson annual rent of US$20,000, increasing by 10% per year, and an additional annual fee of US$200 for each Pierson–owned hectare that the Company actually encumbers as part of its mining operations for activities such as building roads.

The Pierson Agreement required the Company to pay a lump sum of US$94,400 upon execution of the agreement. This amount has been paid. This amount represents the sum of: 1) rent for activities prior to August 1996 of US$22,400 (the Company did not conduct activities on this property between August 1996 and October 1997); 2) rent for the first year of the lease term (October 13, 1997 through October 12, 1998) of US$38,000, which included a one–time signing bonus of US$10,000; and 3) rent for the second year of the lease term of US$34,000. These annual rental fees are calculated based on the assumption that the Company will encumber 40 hectares of Pierson–owned property during the first year of the lease term, and 60 hectares during the second year. The Company paid the annual rent and disturbance fee during the period from 1999 to 2002. The Company will continue to hold this property and advance it to a feasibility study as market conditions allow. In addition, the Pierson Agreement provides that the Company is to pay Pierson a one–time fee of US$500,000 for each mine that the Company puts into production on a Pierson–owned property.

Geology and Mineralization

The geological setting of the La Bolsa Property consists of Tertiary volcanic and sedimentary units shown to overlie or intrude Cretaceous and Jurassic sedimentary and volcanic rocks consisting of interbedded siltstone, sandstone, conglomerate, limestone, and rhyolite flows and tuffs.

Several Tertiary volcanic and volcaniclastic rock types have been identified on the property. Volcaniclastic and tuff beds are correlated to the lowermost units of the Tertiary Montana Peak Formation in the Oro Blanco Mining District of Arizona, located to the immediate north.

The La Bolsa Property contains an inferred resource of 8.3 million tons grading 0.025 oz/t gold and 0.254 opt silver. Mineralization and alteration is characterized by intense silicification, sericitization and quartz–calcite or quartz–adularia stockwork veining and brecciation hosted by volcaniclastic sediments and intermediate volcanic flows intruded by felsic dikes and plugs. Quartz–calcite veins up to 4.56 metres in width have been noted at the surface although most of the quartz–veining occurs as stockworks. Pink replacement textures have been described as potassic alteration or adularization but no pattern has been defined. The presence of pyrite is suggested by iron–oxide pseudomorphs and hematite and limonite along fractures. Carbonate veins and breccia zones are found throughout the mineralized La Bolsa Property.

Exploration Activity

The La Bolsa mineralized system was discovered and staked in 1994 by Company personnel while exploring the Hill of Gold prospect in the Oro Blanco Mining District (Arizona) adjacent to the international boundary. Further prospecting, mapping and rock geochemical sampling (1,200 samples) outlined a coincident gold–silver anomaly which extends for about 800 metres and averages about 120 metres in width. Approximately 994 metres of surface trench rock sampling by the Company produced significant values, including 125 metres averaging 1.10 g/t gold in Trench 95–1 and 152 metres averaging 1.10 g/t gold along sample line 1000S. During late 1995 and early 1996, 42 reverse circulation drill holes totalling 4,835 metres and 7 HQ/NQ diamond drill holes totalling 614.5 metres were completed.

In mid–1996, the Company retained Mine Development Associates ("MDA") to undertake an independent preliminary resource estimate for the La Bolsa Property, and Hazen Research Inc. ("Hazen") to conduct preliminary bottle–roll cyanide leach metallurgical test work on mineralized drill cuttings. MDA reported gold mineralized material of 122,600 equivalent ounces of gold (i.e. 4,087,000 tons at .030 opt using .01 cut–off) including modest silver credits. Hazen reported that the results from eight samples leached over a period of 72 hours had recoveries ranging from 57% to 95%, while four samples (including a split of the 57%/72 hr. sample) leached for 96 hours had extraction rates in the 80.6% to 86.0% range. Silver recoveries were reported to be relatively high, with low reagent consumption, suggesting amenability of the samples to heap leach extraction techniques.

The Company completed the first phase exploration drilling program on the La Bolsa Property in 1996 with the resultant discovery and independent mineralized deposit estimation of up to 122,000 ounces gold equivalent. Mineralization is open down dip to the east and along strike both north and south with excellent potential to expand this resource. The Company received ecological permitting to drill an additional 150 holes on this property. Access road preparation and drill pad construction commenced upon approval of the permit. A second phase drilling program began in May 1998 and was completed in August 1998. Results from this drilling included 26 mineralized holes from the 28 holes drilled to extend the La Bolsa Property. A revised resource estimate utilizing polygonal methods tabulated 8.3 million tons, grading .025 opt gold and .254 opt silver, containing 208,000 ounces gold and 2.1 million ounces silver, at a .01 opt cut–off grade. Mineralization remains open to the south and east and additional drilling will be required to advance the present deposit to a reserve.

Work Program

The work proposal for the La Bolsa Property calls for detailed ground geophysics in the deposit area to continue tracing the known mineralization along strike and to depth. Continued surface sampling, a 50 hole drilling program including diamond and reverse circulation drilling, bulk density tests, metallurgical testwork, engineering studies, and economic studies were all proposed for the property. Allowance was made for geological mapping of the property as well as for prospecting and geochemical sampling of potential target areas.

Detailed exploration is required at the La Bolsa Property to bring the project to the pre–feasibility stage. This will entail infill, diamond and reverse circulation drilling, and surface channel sampling to enable upgrading of resources to the measured or indicated category of pre–feasibility purposes. Systematic check assays, bulk density testing, geostatistical analysis of the assay database, preliminary mining studies, ongoing metallurgical testwork, and economic evaluations will be required and have been provided for in the proposal.

Additional work on the resource area was suspended over the last several years pending an increase in gold prices or a substantial cash influx. As a result in the recent increase in gold prices and the Company's financing activities, an exploration program is planned for 2003 to advance the La Bolsa property to a feasibility study. The drilling program budgeted for 2003 includes 25 core holes for 4000 metres, 45 RC holes for 5000 metres and a total budget of US$1,265,000. Exploration continues on other portions of the Northern Sonora Property and work completed in

2002 included initial drilling (nine RC holes) on the El Malacate prospect. Exploration budgets are proposed for the El Malacate , La Dura and Alcaparroso properties for 2003.

Estimated Costs – La Bolsa Property

Item	Amount
Personnel costs	US$155,000
Support costs	US$25,000
Contract costs (Met & Eng. Studies)	US$150,000
Reverse circulation drilling (7,000 m)	US$280,000
Diamond Core holes (4,000 m)	US$360,000
Trenching/drill roads	US$20,000
Assays	US$100,000
Property holding costs	US$75,000
Subtotal	US$1,165,000
Additional cost contingency factor	US$100,000
Total	US$1,265,000

El Malacate Recon: Description and Location

Following the initial success on the La Bolsa discovery, the Company staked eight additional concessions expanding the Northern Sonora Property to its present size. Work on these additional concessions during the period from 1996 through 2001 included regional and detailed geologic mapping, extensive geochemical sampling programs, and an airborne geophysical survey. This comprehensive exploration effort resulted in the discovery of eight additional gold–silver mineralized systems and two porphyry copper related base metal systems.

The El Malacate Property is located in the central portion of the Northern Sonora Property, Sonora State, Mexico, approximately 20 kilometres west of the Mexican city of Nogales and 97 kilometres SSW of Tucson, Arizona. The property is best accessed from Tucson, by taking Highway I–19 approximately 110 kilometres south to the border crossing in Nogales. The property is approximately 10 to 20 kilometres west of Nogales, Mexico and is accessed by four wheel drive vehicle by a combination of paved and dirt roads.

History of Property

Portions of the Los Adobes and El Ruido concessions have been outlined (approximately 35 square kilometres) and were incorporated into a joint venture agreement with Placer Exploration Mexico Ltd. ("Placer"), a subsidiary of Placer Dome, dated December 21, 2001. This area, which comprises six separate target areas, is referred to as the El Malacate Property. No evidence of any historical activity is apparent and the six target areas were discovered by Company geologists over the past several years. Under the Placer option agreement, Placer had the right to earn a 51% interest in the property by spending US$4,500,000 over a four year period and paying the Company US$500,000 prior to the third anniversary of the agreement. Placer could have acquired a 70% interest in the property upon completion of a bankable feasibility study prior to the sixth anniversary of the agreement and construction of a mine on the property. During 2002, Placer Dome reimbursed $521,043 (US$327,714) to the Company for exploration activities in 2002, including completion of nine widely spaced RC drill holes. Subsequent to completing the initial drilling program, Placer notified the Company that it was terminating the option agreement. Consequently, the property has reverted to the Company.

Ownership

The concessions were staked on behalf of, and are 100% controlled by Minera. Surface rights to the area belong to various ranchers. An agreement (the "Milner Agreement") was signed in May 2000 with Fred Milner ("Milner"), covering the area of his Los Adobes Ranch that encompasses 7,492 hectares and includes the El Malacate, La Matanza, La Dura, La Verde, El Tapon, and Picacho Alto prospects. The agreement provides for surface rights for exploration, development, and mining within his property, in return for an annual payment of US$10,000, compensation of US$350,000 for the first mine to go into production on his property and US$250,000 for any other mines that go into production on his property. A second surface rights agreement was completed for the remaining area encompassing the El Malacate Property. This agreement, referred to as the Maldanado property agreement, is similar to the Milner Agreement, with the initial annual rental payment of $5,000 having been made in 2001, but with the exception that there is no lump sum payment for the construction of a mine.

Geology and Mineralization

The geologic setting of the Northern Sonora Property consists of Tertiary intermediate to felsic flows and tuffs overlying a diverse package of conglomerate, sandstone, siltstone, and thinly layered limestones with interspersed intermediate volcanic flows and tuffs. The entire area is believed underlain by Mesozoic metavolcanic and metasedimentary units. The structural regime is dominated by an older series of northeast trending structures cut by a later series of northwest trending horsts and grabens. Gold mineralization is localized at the edges of several circular features, which are interpreted as related to Tertiary volcanism. There is an earlier mineralizing event, primarily containing silver with accessory base metals and gold, which is emplaced along the older set of northeast trending structures.

The most advanced prospect is El Malacate, where three separate zones of epithermal gold mineralization are encountered at surface over an area in excess of 10 square kilometres (see Figure 5). Mineralization is localized within volcaniclastics and sediments adjacent to a series of circular structures related to volcanism and subsequent hydrothermal activity. Northeast of El Malacate are the Matanza and Cerro Palomino systems, which have a similar geologic setting in another set of circular structures. The Cerro Palomino system includes strong areas of mineralization in association with hot–spring terraces across a strikelength that exceeds two kilometres and 200 metres of width. These zones were discovered in December 2000 and early 2001, and work has been ongoing.

Other mineralized systems nearby include the La Dura, Real Viejo, Santa Juliana, La Verde, El Tapon, and Picacho Alto prospects which are dominantly silver–lead–zinc ±gold systems. These are confined to ENE trending structural zones occurring within Jurassic to Cretaceous felsic volcanics. These systems vary in size from 500 to 2,000 metres strike length and veins within them contain silver grades up to 1,865.2 grams per tonne (54.4 opt).

The El Fiero and La Recompensa targets are large porphyry related base–metal (Cu–Mo–Zn–Pb) targets located in the eastern portion of the claim block. Alteration covers four square kilometres and is comprised of strong iron oxides, sericitic and argillic alteration, and scattered quartz tourmaline stockworks in Jurassic to Cretaceous felsic volcanics. Intruding the project area are a series of rhyolite, granodiorite, and diorite dikes and plugs. Approximately 190 samples have been collected yielding values up to 38,000 ppm Cu, 370 ppm Mo, 400 ppm Pb, and 500 ppm Zn.


La Matanza System
Post-Mineral Volcanics
Felsic Dikes
Andesite Volcanics
Sediments
Rhyodacite Complex
Gold Mineralization
Structures
La Dura
Bordo Blanco
Cañon Pérdido
El Ruidito
Cerro Palomino
El Malacate System
Ahumada
1 kilometer
Figure 1
El Malacate Project,
Northern Sonora
MAP AREA ~ 65 km²
La Bolsa
Northern Sonora Project
La Reserva Project
Target Areas
MFL Concessions
Gold-Silver
Base & Precious Metals

Figure 5: El Malacate Property Geology and Mineralization

Exploration Activity

Between April and October 1996, the Company contracted Altar Resources (an independent consulting firm located in Tucson, Arizona) to produce a reconnaissance geological map of the Northern Sonora Property and to sample possible mineralized areas. The area examined covered approximately 110 square kilometres, and 126 rock samples were collected. Six of the samples contained between 1.0 and 7.0 g/t gold, while 76 samples (60% of total) were anomalous in one or more elements.

Additional geological mapping and geochemical sampling has been completed over an area exceeding 150 square kilometres to the east of the La Bolsa Property. Eight major areas of anomalous gold mineralization were identified and are being evaluated through comprehensive exploration programs. Exploration is being expanded to include completion of additional drilling programs leading to a pre–feasibility decision.

Results from a helicopter–borne magnetic, radiometric and electromagnetic survey, including colour aerial photography, covering more than 90,000 hectares of the combined La Reserva/El Correo, Northern Sonora and Oro Blanco Properties, were evaluated during 1998. The purpose of this survey was to assist with mapping lithology, structure, alteration and potential mineralized zones. The Company also evaluated the results of a detailed ground geophysics study, including magnetic and VLF electromagnetic surveys, and an induced polarization / resistivity survey for the combined purposes of drill target definition and as an orientation survey for the La Bolsa and La Reserva/El Correo Properties.

Work in 2001 focused on additional geologic mapping and sampling of the El Malacate Property. Sixteen square kilometres of surface mapping was completed, and approximately eight zones of potentially significant gold mineralization were delineated. Over 3,500 surface rock chip samples were collected, the majority of which are gold mineralized.

Nearby historic mining activity, with the most extensive workings found in areas of previous silver mining including those at La Dura Mine, Real Viejo Mine, Santa Juliana Mine, and La Recompensa Mine. Hundreds of smaller workings have also been encountered throughout the property. There are no historic records in regard to these workings and only the La Recompensa Mine has been recorded on existing maps. These areas lie outside of the El Malacate joint venture with Placer, and the Company will continue to advance these on its own.

Work Program

The information in the following table is a summary of the estimated costs for the proposed work program for the El Malacate Property, for the period January through December 31, 2003: During the period from December 2001 through December 2002, Placer Dome reimbursed the Company $521,043 (US$327,714) for exploration, including drilling of nine reverse–circulation holes, assays, property payments and all field work undertaken as part of the option agreement. Subsequent to completing the initial drilling program, Placer Dome notified the Company that it was terminating the option agreement and would not fund any further exploration work on the El Malacate Property.

Estimated Costs – El Malacate Property

Item	Amount
Personnel costs	US$95,000
Support costs	US$25,000
Contract costs	
Reverse circulation drilling (3,200 m)	US$150,000
Trenching/drill roads	US$20,000
Assays	US$40,000
Property holding costs	US$75,000
Subtotal	US$405,000
Additional cost contingency factor	US$40,000
Total	US$445,000

OTHER PROPERTIES

The Company has interests in other mineral properties in Mexico covering more than 24,000 hectares. The following summaries briefly describe two of the Company's Mexican properties in which the Company has an interest. The properties described below have not been advanced sufficiently to have a material impact on the Company's portfolio of properties.

La Reserva/El Correo Property

The La Reserva/El Correo Property forms a contiguous block of claims and comprises the southern half of the Northern Sonora Property in the state of Sonora, Mexico. The claims are centred at approximate coordinates 30 degrees, 50 minutes north latitude, 111 degrees, 10 minutes west longitude, located immediately south of the United States border. The centre of the property lies about 25 kilometres southwest of the border city of Nogales and 120 kilometres SSW of Tucson, Arizona. The property is accessible by four wheel drive vehicle from Nogales by proceeding south on Highway 15 for 15 kilometres, then west for about 8 kilometres along a partly paved two lane road and then by a network of good to very rough gravel roads to various locations in the sector. The city of Nogales has all modern conveniences and a potential work force. Exploration and mining equipment and supplies can be imported to Nogales from nearby Tucson.

The La Reserva/El Correo Property consists of the five exploration concessions (recently reduced in area) described below in the following table, comprising a total of approximately 23,561 hectares:

La Reserva/El Correo Property Concessions

Concession Name	Title No.	Area (hectares)	Expiry Date
La Reserva Fraccion I	202980	16,105	April 2, 2002*
La Reserva Fraccion II	202981	.01	April 2, 2002*
El Correo	202982	6,650	April 2, 2002*
Cadena de Oro	205198	366	July 7, 2003
El Durazno	212967	440	February 19, 2007
Total Area		23,561	

* Filed for conversion to exploitation, awaiting new titles

San Antonio Property

The San Antonio Property is located some 120 km SSE of the city of Zacatecas, Mexico, in the municipality of Villa Hidalgo, Zacatecas. The project lies close (12 km northwest) to the historic mining district of Pinos, that from 1894 to 1934 produced approximately 200,000 oz gold and 5 M oz silver from veins and mantos within Cretaceous limestone sequences.

The San Antonio Property consists of eight concessions totalling some 817 hectares. The La Laguna concession was bid on and awarded to Minera during the course of the year 2000. The concessions are detailed in the following table:

San Antonio Property Concessions

Concession Name	Title No.	Area (hectares)	Expiry Date
Gran Maria 1	208071	251.36	August 25, 2004
Gran Maria 1 Fraccion I	208072	32.30	August 25, 2004
Gran Maria Fraccion III	208073	17.83	August 25, 2004
Gran Maria 2	208181	44.35	August 31, 2004
Gran Maria 5	207501	48.24	June 24, 2004
Gran Maria 6	210695	108.00	November 17, 2005
La Laguna	213046	314.79	March 1, 2007
La Laguna Fraccion A	213046	0.34	March 1, 2007
Total Area		817.21	

Other Interests In Properties

The Company also has interests in the Gutsy/Buckskin Mountain Properties, Nevada, U.S.A., the Clear Property, Nevada, U.S.A., the Dottie Property, Nevada, U.S.A., the Oro Blanco Property, Arizona, U.S.A. and the Dubuisson Property, Val d'Or, Québec. The Company's interest in the Dubuisson Property consists only of a 2% net royalty interest.

Gutsy/Buckskin Mountain Properties, Nevada, U.S.A.

The Gutsy/Buckskin Mountain Properties consist of 82 claims located 29 kilometres south of the town of Carlin in sections 8, 16, 18, 4, 20, T32N, and R53E of Elko County, Nevada, approximately 9,000 feet northwest of Newmont Mining Corporation's Rain gold mine. Access to the property is by a combination of paved and gravel roads. The Gutsy Property consists of 62 mining claims which were optioned by the Company under the NMP/Hecla Agreement described above. The Buckskin Mountain Property consists of 20 mining claims which were the subject of an option agreement dated November 15, 1994 (the "Bailey Associates Option Agreement") between the Company and Bailey and Associates, a company controlled by Mark Bailey, the President and Chief Executive Officer of the Company. Bailey and Associates has transferred title of the Buckskin Mountain Property to the Company pursuant to the Bailey Associates Option Agreement, and the Company is required to pay the annual claim maintenance fees to keep the claims in good standing.

Under the Bailey Associates Option Agreement, the Company was required to make staged annual payments to Bailey Associates totalling US $100,000. The payments were made on November 15 of each of the years 1994 through 2000, as follows: 1994 - US $10,000; 1995 - US $7,500; 1996 - US $10,000; 1997 - US $15,000; 1998 - US $20,000; 1999 - US $20,000; and 2000 - US $17,500. As of December 31, 2000, the Company has made all required payments totalling US $100,000 to Bailey Associates pursuant to the terms of this agreement.

The properties lie within the Carlin gold belt. Exploration on the Gutsy/Buckskin Mountain Properties has included geological mapping, geochemical sampling and one reverse circulation drill hole by a previous owner in 1985. Exploration by Santa Fe Pacific Gold Corporation ("Santa Fe") has included additional mapping, sampling, geophysical surveys and the drilling of three deep reverse circulation holes.

Results from geological mapping and geochemical sampling on these properties have defined and prioritized several drill targets. The Company continues to seek a partner to advance this project, and will drill test these targets in 2003, with or without a partner.

Gold mineralization within the Carlin trend is sediment hosted and structurally controlled. Mineralization in the nearby Rain mine is hosted by clastic sedimentary rocks of the Mississippian age lower Webb Formation, near the unconformable contact with the underlying Devonian age Devils Gate Limestone. A major northwest-striking structural zone controls the location of mineralization within these overlap assemblage rocks of the Antler Sequence. The Gutsy prospect lies along the trend between the Rain deposit and the other main deposits defining the Carlin trend.

Clear Property, Nevada, U.S.A.

The Clear Property consists of three groups of unpatented mining claims, totalling 94 claims located in Pershing County, Nevada. Access to the property is by an upgraded paved and gravel road approximately 14 miles south of Winnemucca, Nevada. Of the claims, 17 are optioned by the Company under the NMP/Hecla Agreement, 40 were staked by the Company and 37 were acquired by the Company from Cominco. In addition, in 1998 the Company entered into a lease agreement to acquire mineral rights situated near the Clear property by making annual advance minimum royalty payments over 15 years and by incurring exploration expenditures of US $150,000 by April 1, 2001. As at December 31, 2002, annual royalty payments of US $80,000 had been paid. The Company has the right to terminate the lease agreement on thirty days written notice to the owner.

Previous exploration work on the Clear Property has delineated a small reserve of 20,000 tons with an average grade of .189 opt gold. Geological mapping, geochemical sampling and drilling programs were completed between the period 1986 through 1990. During 1996 a mapping, sampling and geophysical survey was completed by Cominco Ltd. of the claims previously held by it.

The claim block is underlain by Cambrian Harmony Formation, Ordovician Valmy Formation in thrust contact and over limited exposures of Pennsylvanian Havallah Formation and Cretaceous diorite and felsic intrusives. The main mineralizing controls on the property are a series of N30E trending thrust sheets and NW trending range front normal faults. Extensive jasperoid with gold mineralization has been the focus of previous exploration efforts.

The Clear Property represents a partially explored prospect with strongly mineralized but narrow gold values. Further geologic, geochemical and drilling is recommended to complete evaluation of this property. Results from geological mapping and geochemical sampling on this property, as well as from a geophysical survey, have defined and prioritized drill targets. The Company commenced drilling on this property in November 1997. Results identified widespread gold mineralization, including 30 metres averaging .86g/t, and 7.6 metres averaging 1.9g/t gold. The Company expended the required $100,000 and received title to the Clear Property from Hecla.

Dottie Property, Nevada, U.S.A.

The Dottie claim block is located at the south end of the Bull Run Mountains of Elko County. Access from Elko is along State Highway 225 for 28 miles to State Highway 226, then approximately 30 miles to the Spanish (Ellison) Ranch turnoff. A gravel road passes through the ranch compound and continues some four miles to the claims. The Property consists of 24 mining claims and was optioned by the Company under the NMP/Hecla Agreement.

In 1998, the Company entered into an agreement to acquire mineral rights adjacent to the Dottie property by making annual minimum advance payments of US $10,000 beginning September 1, 2000. The vendor retains a 2% NSR on minerals produced from the 25 claims covered by the agreement. The Company has the right to terminate the agreement at any time provided that if termination occurs after July 15 of any year, the Company is obliged to pay any State and Federal fees due by August 31 of that year.

The Dottie Property was discovered in 1982 and throughout the 1980s mapping, sampling and drilling work was undertaken on the property. The property covers a series of Oligocene to Miocene lithic tuffs, volcaniclastics, ash flows and andesite flows capped by siliceous sinter. Previous drill results have discovered gold anomalous sinters and high angle silicified zones.

The initial drilling program on this property was completed during the first quarter of 1998. Results from first phase drilling intercepted favorable geology and structures with anomalous gold values. The Company expended the required US $100,000 and has applied for title from Hecla. Results from geological mapping and geochemical sampling on this property have defined and prioritized drill targets.

The Company has prepared an exploration budget for 2003 for the Gutsy/Buckskin, Clear and Dottie properties in Nevada. The following table lists the expected costs for the proposed drilling programs on these three prospects in 2003. Drilling will include 2500 metres of RC and 500 metres of core on the Clear property and 2500 metres of core on the Gutsy/Buckskin property and 2000 metres on the Dotie property.

Estimated Costs – Nevada Properties (Gutsy/Buckskin, Clear and Dottie)

Item	Amount
Personnel costs	US$95,000
Support costs	US$20,000
Contract costs	
Reverse circulation drilling (2,500 m)	US$100,000
Diamond Core drilling (5000 m)	US$450,000
Trenching/drill roads	US$20,000
Assays (2,500)	US$50,000
Property holding costs	US$70,000
Subtotal	US$805,000
Additional cost contingency factor	US$70,000
Total	US$875,000

NUMBER OF EMPLOYEES

As at December 31, 2002, the Company had a total of 20 employees and consultants working for the Company. None of the Company's employees belong to a union or are subject to a collective agreement. The Company considers its employee relations to be good.

BANKRUPTCY, RECEIVERSHIP OR OTHER SIMILAR PROCEEDINGS

There have been no bankruptcy, receivership or other similar proceedings against the Company or any of its subsidiaries within the three most recently completed financial years or the current financial year.

COMPETITION

The Company competes with other mining companies for the acquisition of mineral claims, permits, concessions and other mineral interests as well as for the recruitment and retention of qualified employees. There is significant competition for the limited number of gold acquisition opportunities and, as a result, the Company may be unable to acquire attractive gold mining properties on terms it considers acceptable.

RISK FACTORS

The Company's securities should be considered a highly speculative investment and investors should carefully consider the following information about these risks, together with other information contained herein. If any of the following risks actually occur, our business, results of operations and financial condition could suffer significantly.

Risks of Exploration and Development

All of the properties in which the Company has an interest or the right to earn an interest, except for the Dubuisson Property, which has been disposed of by the Company save for a 2% NSR on the property (see "Narrative Description of the Business – Overview"), are in the exploration stages only and are without a known body of commercial ore. As an exploration company, the Company has a history of losses. The level of profitability of the Company in future years will depend to a great degree on precious and base metal prices and whether any of the Company's exploration stage properties can be brought into production. The exploration for and development of mineral deposits involves significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate.

Development of the Company's properties will only follow upon obtaining satisfactory results. Mineral exploration and development involves a high degree of risk and few properties which are explored are ultimately developed into producing mines. There is no assurance that the Company's exploration and development activities will result in any discoveries of commercial bodies of ore. The long–term profitability of the Company's operations will be in part directly related to the cost and success of its exploration programs, which may be affected by a number of factors.

Substantial expenditures are required to establish reserves through drilling, to develop processes to extract the resources and, in the case of new properties, to develop the extraction and processing facilities and infrastructure at any site chosen for extraction. Although substantial benefits may be derived from the discovery of a major deposit, no assurance can be given that resources will be discovered in sufficient quantities to justify commercial operations or that the funds required for development can be obtained on a timely basis.

It is impossible to ensure that the current and future exploration programs and or feasibility studies on the Company's existing mineral properties will establish reserves. Whether an ore body or a tailings deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices, which cannot be predicted and which have been highly volatile in the past; mining, processing and transportation costs; perceived levels of political risk and the willingness of lenders and investors to provide project financing; and governmental regulations, including, without limitation, regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting materials, foreign exchange, environmental protection and reclamation and closure obligations. The effect of these factors cannot be accurately predicted, but the combination of these factors may cause a mineral deposit that has been mined

– 26 –

profitably in the past, to become unprofitable. The Company is subject to the risks normally encountered in the mining industry, such as unusual or unexpected geological formations as well as political and economic risks associated with developing nations. The Company may be subject to liability for pollution or against other hazards against which it cannot insure or against which it may elect not to insure.

The development of mineral properties is affected by many factors, some of which are: the cost of operations; variations in the grade of ore; fluctuations in metal markets; costs of extraction and processing equipment; and government regulations, including without limitation, regulations relating to royalties, allowable production, importing and exporting of minerals, foreign exchange and environmental protection. Depending on the price of minerals, the Company may determine that it is impractical to commence or, if commenced, continue commercial production.

Operating Hazards and Risks

Mineral exploration involves many risks which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Operations in which the Company has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, development and production of resources, any of which could result in work stoppages, damage to property and possible environmental damage. The Company currently maintains the following insurance coverages against operating hazards: (a) foreign liability coverage for Minera, and Minera Dolores in the amount of US$2,000,000 per occurrence/US$8,000,000 aggregate (deductible of $2,500 per occurrence); and (b) commercial package insurance including US$2,000,000 comprehensive general liability insurance for the Company's Canadian and U.S. operations (US$2,500 deductible and subject to a health hazard exclusion and a pollution exclusion), and US$97,500 (US$1,000 deductible) insurance for the Company's office contents located at its Reno, Nevada office. The Company may become subject to liability for pollution, cave–ins or hazards against which it cannot insure or against which it may elect not to insure. The payment of such liabilities may have a material, adverse effect on the Company's financial position.

Fluctuating Prices

The Company's revenues, if any, are expected to be in large part derived from the extraction and sale of precious and base metals such as gold and silver. The price of those commodities has fluctuated widely, particularly in recent years, and is affected by numerous factors beyond the Company's control including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumptive patterns, speculative activities and increased production due to new extraction developments and improved extraction and production methods. The effect of these factors on the price of base and precious metals, and, therefore, the economic viability of any of the Company's exploration projects, cannot accurately be predicted.

Environmental Factors

All phases of the Company's operations are subject to environmental regulation in the various jurisdictions in which it operates. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non–compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that changes in environmental regulation, if any, will not adversely affect the Company's operations.

Competition

The resource industry is intensely competitive in all of its phases, and the Company competes with many companies possessing greater financial resources and technical facilities than itself. Competition could adversely affect the Company's ability to acquire suitable producing properties or prospects for exploration in the future.

Inability to Meet Cost Contribution Requirements

The Company may, in the future, be unable to meet its share of costs incurred under agreements to which it is a party and the Company may as a result be subject to loss of its rights to acquire interests in the properties subject to such agreements.

<u>Potential Defects in Title to Properties</u>

In those jurisdictions where the Company has property interests, the Company makes a search of mining records in accordance with mining industry practices to confirm that it has acquired satisfactory title to its properties but does not obtain title insurance with respect to such properties. The possibility exists that title to one or more of its properties, particularly title to undeveloped properties, might be defective because of errors or omissions in the chain of title, including defects in conveyances and defects in locating or maintaining such claims, or concessions. The ownership and validity of unpatented mining claims and concessions are often uncertain and may be contested. The Company is not aware of challenges to the location or area of any of its mining concessions and unpatented mining claims. There is, however, no guarantee that title to the Company's claims and concessions will not be challenged or impugned in the future.

<u>Political and Economic Instability</u>

Most of the Company's exploration and development activities occur in Mexico and, as such, the Company may be affected by possible political or economic instability in this country. The risks include, but are not limited to, terrorism, military repression, extreme fluctuations in currency exchange rates and high rates of inflation. Changes in resource development or investment policies or shifts in political attitude in Mexico, or in the U.S.A. or Canada (where the Company has secondary property interests) may adversely affect the Company's business. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety. The effect of these factors cannot be accurately predicted.

<u>Financing Risks</u>

The Company's current operations, other than the royalty interest in the Dubuisson Property, have not generated any cash flow. Any work on the Company's principal properties may require additional equity financing. If the Company seeks additional equity financing, the issuance of additional shares will dilute the interests of the Company's current shareholders. Although the Company has successfully raised funds in recent years through share and warrant issuances, there is no assurance that additional funding will be available to allow the Company to fulfil its obligations on existing exploration properties. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and the possible, partial or total loss of the Company's potential interest in certain properties.

<u>No Known Reserves; Uncertainty of Mineral Resource Estimates</u>

The Company has no mineral producing properties at this time. Only those mineral deposits that the Company can economically and legally extract or produce, based on a comprehensive evaluation of cost, grade, recovery and other factors, are considered "resources" or "reserves." The Company has not defined or delineated any proven or probable reserves on any of its properties. Although the mineralized material and mineralized deposit estimates included herein have been carefully prepared by the Company, or, in some instances have been prepared, reviewed or verified by independent mining experts, these amounts are estimates only and no assurance can be given that any particular level of recovery of gold, silver or other minerals from mineralized material will in fact be realized or that an identified mineralized deposit will ever qualify as a commercially mineable (or viable) reserve.

Although the Company has assessed the mineral resource estimates presented herein and believes that the methods used to estimate such mineral resources are appropriate, such figures are estimates. As well, estimates of mineral resources are inherently imprecise and depend to some extent on statistical inferences drawn from limited drilling, which may prove unreliable. Furthermore, no assurances can be given that the indicated level of recovery of minerals will be realized. Fluctuations in the market prices of minerals may render reserves and deposits containing relatively lower grades of mineralization uneconomic. Moreover, short-term operating factors relating to mineral resources, such as the need for orderly development of the deposits or the processing of new or different grades, may cause mining operations to be unprofitable in any particular period. Material changes in mineralized material, grades or recovery rates may affect the economic viability of projects.

Conflicts of Interest

Certain officers and directors of the Company may be or become associated with other natural resource companies that acquire interests in mineral properties. Mark H. Bailey, President, Chief Executive Officer and a director of the Company, is President of Mark H. Bailey & Associates LLC ("Bailey Associates"), Consulting Geologists, located in Reno, Nevada and is a director of other publicly listed natural resource companies. Bailey Associates' clients do not directly compete with the Company for properties, financing, equipment, or personnel. Any conflicts which may arise will be dealt with as disclosed below.

Tench C. Page, Vice President, Exploration, of the Company, is a principal of Sierra Timber and Gold Corp. ("Sierra Timber"), a provider of geological consulting services, located in Reno, Nevada. Sierra Timber's clients do not directly compete with the Company for properties, financing, equipment, or personnel. There are currently no conflicts of interest between Mr. Page serving as Vice President, Exploration, of the Company while continuing to act as principal of Sierra Timber. Any conflicts which may arise, will be dealt with as disclosed below.

Paul C. MacNeill, Corporate Secretary and a director of the Company, is a securities lawyer, with other clients involved in mineral exploration and development, and is a director and officer of other publicly listed natural resource companies. None of Mr. MacNeill's exploration and development clients compete directly with the Company for properties, financing, equipment, or personnel. Any conflicts which may arise, will be dealt with as disclosed below.

Such associations may give rise to conflicts of interest from time to time. The directors of the Company are required by law to act honestly and in good faith with a view to the best interest of the Company and to disclose any interest which they may have in any project or opportunity of the Company. If a conflict of interest arises at a meeting of the board of directors, any director in a conflict will disclose his interest and abstain from voting on such matter. In determining whether or not the Company will participate in any project or opportunity, the director will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

Dependence on Key Management Employees

The nature of the Company's business, its ability to continue its exploration and development activities and to thereby develop a competitive edge in its marketplace depends, in large part, on its ability to attract and maintain qualified key management personnel. Competition for such personnel is intense, and there can be no assurance that the Company will be able to attract and retain such personnel. The Company's development to date has depended, and in the future will continue to depend, on the efforts of its key management figures, such as Mark H. Bailey. Loss of Mark H. Bailey could have a material adverse effect on the Company. The Company does not maintain key–man life insurance on any of its key management employees.

Dependence on Consultants and Engineers

The Company has relied and may continue to rely upon consultants, engineers and others for exploration expertise and intends to rely on consultants for development, construction and operating expertise. Substantial expenditures are required to construct mines, to establish ore reserves through drilling, to carry out environmental and social impact assessments, to develop metallurgical processes to extract the metal from the ore and, in the case of new properties, to develop the exploration infrastructure at any site chosen for exploration. No assurance can be given that minerals will be extracted or discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a timely basis.

Compliance with Environmental and Government Regulation

Operations of the Company require permits from various foreign, federal, state, provincial and local governmental authorities and may be governed by laws and regulations governing prospecting, development, mining production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. Companies engaged in the development and operation of mines and related facilities generally experience increased costs as a result of the need to comply with applicable laws, regulations and permits. Permits and studies may be necessary prior to operation of the exploration properties in which the Company has interests and there can be no guarantee that the Company will be able to obtain or maintain all necessary permits that may be required to commence construction or operation of mining facilities at these properties on terms which enable operations to be conducted at economically justifiable costs. To the best of the Company's knowledge, the Company is in compliance with all material current laws and regulations which currently apply to its activities. There can be no assurance, however, that all permits which the Company may require for its future operations will be obtainable on reasonable terms or that such laws and regulations would not have an adverse effect on any mining project which the Company might undertake.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Violators may be required to compensate those suffering loss or damage by reason of their mining activities and may be fined if convicted of an offence under such legislation.

Amendments to current laws, regulations, and permits governing operations and activities of mining companies or more stringent implementation thereof could require increases in capital expenditures, production costs, reduction in levels of production of future mining operations, or require delays in development or abandonment of new mining properties.

The Company's mining operations may be subject to foreign, federal, state, provincial and local laws and regulations governing the protection of the environment, including laws and regulations relating to air and water quality, mine reclamation, waste disposal, and the protection of endangered or threatened species. The Company's mining activities may be subject to foreign, federal, state, provincial and local laws and regulations for protection of surface and ground water.

If the Company undertakes new mining activities in other provinces, states or foreign countries, or significantly expands its existing mining operations, the Company may be required to obtain pre–construction environmental and land use review and to comply with permitting, control and mitigation requirements of the jurisdiction in which such operations are to be located. Compliance with new requirements could impose costs on the Company in the future, the materiality of which cannot reasonably be predicted at this time.

Dilution

The Company has a number of outstanding share purchase warrants and stock options. If and when these are exercised, the issued and outstanding capital of the Company may be substantially increased, thus diluting shareholder interests in the Company.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following table sets forth and summarizes certain of the Company and the Company's subsidiaries financial information on a consolidated basis for the last three fiscal years, prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). Canadian GAAP, as applied to the Company, materially differs from United States generally accepted accounting principles ("U.S. GAAP"), as set forth in Note 10 to the Consolidated Financial Statements of the Company. This financial information is derived from, should be read in conjunction with and is qualified in its entirety by reference to the Company's consolidated financial statements, including the notes thereto, and Management's Discussion and Analysis of Results of Operations and Financial Condition. The Company's Consolidated Financial Statements for the years ended December 31, 2002, 2001 and 2000 have been audited by BDO Dunwoody LLP.

<p style="text-align:center">Selected Consolidated Financial Information</p>

All in Canadian $ in thousands except Loss per Share and Common Shares issued	12 Months Ended Dec. 31, 2002	12 Months Ended Dec. 31, 2001	12 Months Ended Dec. 31, 2000
Operating Revenues	—	—	—
Working Capital	9,141	534	873
Interest Income	182	17	27
Loss from Operations	(2,886)	(1,302)	(1,192)
Net Loss	(2,754)	(1,282)	(1,132)
Loss per Share – Basic and Diluted	(0.11)	(0.07)	(0.07)
Total Assets	45,900	30,835	30,264
Net Assets	45,004	30,720	30,039
Total Liabilities	896	115	225
Share Capital	56,793	42,013	38,930
Common Shares Issued	28,411,737	20,233,250	17,031,527
Dividends Declared	—	—	—

The following table sets forth and summarizes selected consolidated financial information of the Company for the last eight financial quarters, prepared in accordance with Canadian GAAP. Canadian GAAP, as applied to the Company, materially differs from U.S. GAAP, as set forth in Note 10 to the Consolidated Financial Statements of the Company. This financial information is derived from, should be read in conjunction with and is qualified in its entirety by reference to the respective quarterly and annual consolidated financial statements, including the notes thereto, and Management's Discussion and Analysis of Results of Operations and Financial Condition pertaining to the eight financial quarters.

<p style="text-align:center">Selected Consolidated Financial Information</p>

All in Canadian $ in 1,000's except Loss per Share and Common Shares Issued	December 31, 2002	September 30, 2002	June 30, 2002	March 31, 2002	December 31, 2001	September 30, 2001	June 30, 2001	March 31, 2001
Operating Revenues	–	–	–	–	–	–	–	
Working capital	9,141	9,411	10,694	976	$534	$953	$117	$659
Interest Income	46	89	46	1	4	3	3	7
Loss from Operations	(1,313)	(433)	(820)	(320)	(570)	(194)	(339)	(199)
Net Loss	(1,285)	(302)	(836)	(331)	(554)	(198)	(355)	(175)
Loss per Share – Basic and Diluted	(0.05)	(0.01)	(0.04)	(0.02)	(0.03)	(0.01)	(0.02)	(0.01)
Total Assets	45,900	43,780	42,723	31,670	30,835	31,204	29,933	30,255
Net Assets	45,004	42,874	42,317	31,410	30,720	31,115	29,810	30,165
Total Liabilities	896	906	406	260	115	89	123	(90)
Share Capital	56,793	54,710	53,851	43,034	42,013	41,855	40,352	40,352
Common Shares Issued	28,411,737	26,985,149	26,299,740	20,931,305	20,233,250	20,083,250	18,681,170	18,681,170
Dividends Declared	–	–	–	–	–	–	–	–

Dividend Record and Policy

We have not paid any dividends since incorporation. We intend to retain earnings to finance the growth and development of our business and do not intend to pay dividends on our common shares in the immediate future. The payment of dividends in future will depend, among other factors, on our earnings, capital requirements, and operating and financial condition.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Reference is made to the section entitled "Management's Discussion and Analysis of Operating Results" set out at pages 11 to 12 of the Company's 2002 Annual Report, which has been previously SEDAR–filed and is incorporated by reference in this AIF.

MARKET FOR SECURITIES

The Company's common shares are listed and posted for trading on the TSX under the stock symbol "MFL", and on the AMEX under the symbol "MFN".

DIRECTORS AND OFFICERS

The following table sets forth the name, municipality of residence, position held with the Company, office, principal occupation and number of shares owned by each of the directors and executive officers of the Company. The statement as to the Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised by the directors and executive officers hereinafter named is in each instance based upon information furnished by the person concerned and is as at April 15, 2003. Each director is elected by the shareholders at the annual general meeting and holds office until our first annual general meeting following the director's election or appointment. Each officer holds office at the pleasure of our board of directors.

Directors and Officers

Name and Municipality of Residence	Position with the Company	Principal Occupation	Number of Common Shares Beneficially Owned, Directly or Indirectly or Over Which Control or Direction is Exercised
Mark H. Bailey Bellingham, Washington, U.S.A.	President, Chief Executive Officer and Director	President and Chief Executive Officer of the Company	235,700
Paul C. MacNeill West Vancouver, British Columbia	Director and Corporate Secretary	Barrister and Solicitor	396,100
James M. Dawson[1] Richmond, British Columbia	Director	President, Dawson Geological Consulting Ltd., a geological consulting company	5,000
H. Leo King[1] Vancouver, British Columbia	Director	President, International Barytex Resources Ltd., a mining company	10,000

Name and Municipality of Residence	Position with the Company	Principal Occupation	Number of Common Shares Beneficially Owned, Directly or Indirectly or Over Which Control or Direction is Exercised
Robert Leclerc[1] Laughlin, Nevada U.S.A.	Director	Business Consultant	96,000
Tench C. Page Reno, Nevada U.S.A.	Vice–President, Exploration	Vice–President, Exploration of the Company	299,000
Jon Morda Toronto, Ontario	Chief Financial Officer	Chief Financial Officer of the Company	1,200

(1) Member of the Audit Committee.

Each of the foregoing individuals has been engaged in the principal occupation set forth opposite his or her name during the past five years except for: Paul C. MacNeill who, prior to November 2002, was a partner with the Vancouver law firm of Campney & Murphy, Barristers & Solicitors; H. Leo King who, prior to 2001, was the General Manager for International Barytex Resources Ltd., a mining company; Robert Leclerc who, prior to February 2003 was the President and CEO of Echo Bay Mines Ltd., a mining company; and Jon N. Morda, who prior to April 2002, was the Vice-President and Chief Financial Officer of Geomaque Explorations Ltd., a mining company.

Shareholdings of Directors and Officers

To the best of our knowledge as at April 15, 2003, our directors and officers, as a group, beneficially owned, directly or indirectly, or exercised control over 1,043,000 common shares (not including common shares issuable upon the exercise of stock options) representing 3.34% of our then outstanding common shares.

Committees of the Board of Directors

The Company's board of directors has only one committee - an Audit Committee (currently comprised of directors Robert Leclerc, James Martin Dawson and H. Leo King). The members of the Audit Committee do not have any fixed terms for holding their positions and are appointed and replaced from time to time by resolution of the directors. Their appointments are not subject to any specific terms of reference.

The Audit Committee meets with the President and Chief Executive Officer and the Chief Financial Officer of the Company and the independent auditors to review and inquire into matters affecting financial reporting matters, the system of internal accounting and financial controls and procedures and the audit procedures and audit plans. The Audit Committee also recommends to the Board of Directors the auditors to be appointed. In addition, this Committee reviews and recommends to the Board for approval the annual financial statements, the Management Discussion and Analysis, and certain other documents required by regulatory authorities. The Audit Committee is mandated to meet, and also to consult the auditors, in the absence of management.

Corporate Cease Trade Orders or Bankruptcies

To the best of the Company's knowledge, no director or officer of the Company, or shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, or within the 10 years before the date of this AIF, has been a director or officer of any other issuer that, while that person was acting in that capacity, was the subject of a cease trade or similar order, or an order that denied the other issuer access to any exemptions under Canadian securities legislation, for a period of more than 30 consecutive days, or became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, manager or trustee appointed to hold its assets.

Penalties or Sanctions

To the best knowledge of the Company, no penalties or sanctions have been imposed on a director or officer of the issuer, or a shareholder holding a sufficient number of securities of the Company to affect control of the Company, in relation to Canadian securities legislation or by a Canadian securities regulatory authority, or by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Personal Bankruptcies

To the best knowledge of the Company, no director or officer of the Company, or a shareholder holding a sufficient number of securities of the Company to materially affect the control of the Company, or a personal holding company of any such persons, has, within the 10 years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director or officer.

Conflicts of Interest

To the best knowledge of the Company, no director or officer of the Company, or a shareholder holding a sufficient number of securities of the Company to materially affect the control of the Company, or a personal holding company of any such persons, has, within the 10 years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director or officer.

To the best of the Company's knowledge, and other than as disclosed herein, there are no known existing or potential conflicts of interest among the Company, its directors, officers or other members of management of the Company, except that certain of the directors, officers, and other members of management serve as directors, officers, promoters and members of management of other public companies and therefore it is possible that a conflict may arise between their duties as a director, officer, or member of management of the Company and their duties as a director, officer, promoter or member of management of such other companies.

The directors and officers of the Company are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosures by directors of conflicts of interest and the Company will rely upon such laws in respect of any directors' and officers' conflicts of interest or in respect of any breaches of duty by any of its directors or officers. All such conflicts will be disclosed by such directors or officers in accordance with the *Business Corporations Act* (Ontario) and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.

ADDITIONAL INFORMATION

When the securities of the Company are in the course of a distribution pursuant to a preliminary short form prospectus, or a short form prospectus, copies of the following documents may be obtained upon request from our Corporate Secretary, Paul C. MacNeill:

(1)   the Company's AIF, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the AIF;

(2)   the comparative financial statements of the Company for our most recently completed financial year for which financial statements have been filed together with the accompanying auditor's report and one copy of the most recent interim financial statements of the Company that have been filed, if any, for any period after the end of its most recently completed financial year;

(3)   one copy of the Company's Management Proxy Circular in respect of our most recent annual meeting of shareholders that involved the election of directors or one copy of any annual filing prepared instead of that information circular, as appropriate; and

(4)   one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under paragraphs (1), (2) or (3) above.

At any other time, one copy of any documents referred to at paragraphs (1) to (4) above, provided that the Company may require the payment of a reasonable charge if the request is made by a person or company who is not a security holder of the Company.

Additional information including directors' and officers' remuneration and indebtedness, principal holders of our securities, options to purchase securities and interests of insiders in material transactions, if applicable, is contained in the Company's Management Proxy Circular for the annual general meeting to be held on June 10, 2003. Additional financial information is provided in the Company's comparative financial statements and notes thereto for the year ended December 31, 2002.

CRITICAL ACCOUNTING POLICIES

The following are considered to be the critical accounting policies of our Company:

Mineral Properties and Deferred Exploration Costs

We are in the exploration stage in respect of its mineral properties. Under Canadian generally accepted accounting principles ("GAAP"), acquisition, exploration and development costs relating to mineral properties are deferred until such time as mineral properties are brought into commercial production, at which time they will be amortized over the estimated life of the property on a unit of production basis using proven and probable reserves. Revenue incidental to exploration and development activities, including the proceeds on sales of partial properties, is credited against the cost of properties. Aggregate costs related to abandoned properties are charged to operations at the time of any abandonment or when it has been determined that there is evidence of a permanent impairment. During the year ended December 31, 2002, we wrote-off $766,055 (2001 - $502,535; 2000 - $208,824) of mineral properties and deferred exploration costs related to inactive properties and abandoned claims in the United States and Mexico.

Where we have entered into option agreements for the acquisition of an interest in mineral properties which provides for periodic payments, such amounts unpaid are not recorded as a liability since they are payable entirely at our option.

Canadian GAAP followed in the preparation of our consolidated financial statements differs from United States GAAP in regard to the accounting for mineral exploration expenditures. Under US GAAP all mineral exploration expenditures incurred by our Company to date would be charged to our Statement of Loss and Deficit as incurred. The effect of such a GAAP difference is set out in Note 10 to our 2002 consolidated financial statements.

Estimates and Assumptions

The preparation of financial statements in conformity with Canadian and US generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Stock Based Compensation

Effective January 1, 2002, the Company adopted new recommendations under Canadian GAAP relating to stock-based compensation and other stock-based payments. The new Canadian standard requires either the recognition of compensation expense for grants of stock, stock options and other equity instruments to employees, based on the fair value of the instrument at the grant date, or alternatively, the disclosure of pro forma net earnings and earnings per share data, as if stock-based compensation had been recognized in earnings. We have chosen not to use the fair value method to account for stock-based employee compensation plans, but to disclose pro forma information in our consolidated financial statements for options granted to employees after January 1, 2002 as outlined in Note 9 to our 2002 consolidated financial statements. Consequently, we record no compensation expense when options are granted to employees.

We adopted the fair value method of accounting for stock-based compensation awards granted to non-employees. Accordingly, compensation expense calculated using a Black-Scholes option pricing model is charged to the Consolidated Statements of Loss and Deficit or capitalized in Mineral Properties and Deferred Exploration Costs, depending on the nature of the award.

The adoption of new Canadian GAAP recommendations effective January 1, 2002 for stock options granted after that date impacts the comparability of the 2002 consolidated financials against prior year comparative financial statements when no recognition of stock option compensation under Canadian GAAP was done. As the current Canadian GAAP standard is largely the same as US accounting rules previously in existence, the GAAP difference in regard to stock option compensation has been eliminated in 2002. To assess the impact of stock option compensation on the years ended December 31, 2001 and 2000, we refer you to Note 10 of our 2002 consolidated financial statements which discusses and quantifies the effect of this GAAP difference on our 2001 and 2000 fiscal years.

CONTROLS AND PROCEDURES

Within the 90-day period prior to the filing of this report ("Date of Evaluation"), an evaluation was carried out under the supervision of and with the participation of the Company's management, including the Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a - 15(c) and Rule 15d – 15(c) of the Securities Exchange Act of 1934, as amended). Based on that evaluation the CEO and the CFO have concluded that the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in U.S. Securities and Exchange Commission rules and forms.

There have been no significant changes in our internal controls or other factors, which could significantly affect internal controls subsequent to the date of the evaluation. Therefore, no corrective actions were taken.

NON-AUDIT SERVICES

Since the enactment of the Sarbanes-Oxley Act of 2002, all non-audit services, performed by the Company's auditor, for the fiscal year ended December 31, 2002, have been approved by the Audit Committee of the Company. The aggregate fees billed by the Company's auditor for all non-audit services rendered during the year ended December 31, 2002 was Cdn$2,912, 10.8% of the total fees paid to the auditor. Professional services provided include miscellaneous discussions with management concerning implementation of new stock option compensation accounting rules under Canadian generally accepted accounting principles, the registration of the Company's common stock on the American Stock Exchange and in connection with the private placement completed by the Company in 2002.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

Undertaking

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Securities and Exchange Commission ("SEC") staff, and to furnish promptly, when requested to do so by the SEC staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

Consent to Service of Process

Consent to Service of Process on Form F-X in connection with the Common Shares has been previously filed with the SEC.

EXHIBITS

The following exhibits are filed as part of this report:

Exhibit No.   Description

1.   The audited consolidated financial statements of the Registrant, are exhibits to and form a part of this Annual Report, and include the following:

              Auditors' Report on Consolidated Financial Statements, dated February 28, 2003

              Consolidated Balance Sheets as at December 31, 2002 and 2001;

              Consolidated Statements of Loss and Deficit for the years ended December 31, 2002, 2001 and 2000;

              Consolidated Statements of Cash Flows for the years ended December 31, 2002, 2001 and 2000;

              Consolidated Statements of Mineral Properties and Deferred Exploration Costs for the years ended December 31, 2002, 2001 and 2000;

              Summary of Significant Accounting Policies

              Notes to Consolidated Financial Statements (which include a reconciliation with United States generally accepted accounting principles).

2.   Management Discussion and Analysis of Financial Conditions and Results of Operations

3.   Consent of BDO Dunwoody LLP. dated April 28, 2003

4.   Consent of Mark H. Bailey dated May 5, 2003

5.   Consent of Pincock Allen & Holt dated May 5, 2003

6.   Consent of George A. Armbrust dated May 5, 2003

7.   Consent of Robert L. Sandefur dated May 5, 2003

Signatures

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

MINEFINDERS CORPORATION LTD.
          Registrant

By */s/"Mark H. Bailey"*
     Mark H. Bailey, CEO and Director

Date: May 6, 2003

CERTIFICATION

I, Mark H. Bailey, President, Chief Executive Officer and Director certify that:

1. I have reviewed this annual report on Form 40-F of Minefinders Corporation Ltd. (the "Registrant");

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this annual report;

4. The Registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the Registrant and have:

   (a) designed such disclosure controls and procedures to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   (b) evaluated the effectiveness of the Registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

   (c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The Registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the Registrant's auditors and the audit committee of Registrant's board of directors (or persons performing the equivalent function):

   (a) all significant deficiencies in the design or operation of internal controls which could adversely affect the Registrant's ability to record, process, summarize and report financial data and have identified for the Registrant's auditors any material weaknesses in internal controls; and

   (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal controls; and

6. The Registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: May 6, 2003

/s/"Mark H. Bailey"
Mark H. Bailey
President, Chief Executive Officer and Director

CERTIFICATION

I, Jon N. Morda, Chief Financial Officer certify that:

1. I have reviewed this annual report on Form 40-F of Minefinders Corporation Ltd. (the "Registrant");

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this annual report;

4. The Registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the Registrant and have:

   (a) designed such disclosure controls and procedures to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   (b) evaluated the effectiveness of the Registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

   (c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The Registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the Registrant's auditors and the audit committee of Registrant's board of directors (or persons performing the equivalent function):

   (a) all significant deficiencies in the design or operation of internal controls which could adversely affect the Registrant's ability to record, process, summarize and report financial data and have identified for the Registrant's auditors any material weaknesses in internal controls; and

   (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal controls; and

6. The Registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: May 6, 2003

/s/"Jon N. Morda"
Jon N. Morda
Chief Financial Officer

EXHIBIT 1

Minefinders Corporation Ltd.
(An Exploration Stage Company)
Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the years ended December 31, 2002 and 2001

Minefinders Corporation Ltd.
(An Exploration Stage Company)
Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the years ended December 31, 2002 and 2001

	Contents



BDO Dunwoody LLP
Chartered Accountants

600 Park Place
666 Burrard Street
Vancouver, BC, Canada V6C 2X8
Telephone: (604) 688-5421
Telefax: (604) 688-5132
E-mail: vancouver@bdo.ca
www.bdo.ca

Auditors' Report

**To the Shareholders of
Minefinders Corporation Ltd.**

We have audited the Consolidated Balance Sheets of Minefinders Corporation Ltd. (an Exploration Stage Company) as at December 31, 2002 and 2001 and the Consolidated Statements of Loss and Deficit, Cash Flows and Mineral Properties and Deferred Exploration Costs for each of the years in the three-year period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2002 in accordance with Canadian generally accepted accounting principles.

/s/ BDO Dunwoody LLP

Chartered Accountants

Vancouver, Canada
February 28, 2003

2

Minefinders Corporation Ltd.
(An Exploration Stage Company)
Consolidated Balance Sheets
(Expressed in Canadian Dollars)

December 31	2002	2001
Assets		
Current		
Cash	$ **2,231,785**	$ 475,136
Short-term investments (Note 2)	**7,140,489**	-
Receivables	**535,752**	133,651
Prepaid expenses	**128,749**	40,838
	10,036,775	649,625
Mineral properties and deferred exploration costs (Note 3)	**35,731,966**	30,110,724
Capital assets (Note 4)	**130,876**	74,660
	$ **45,899,617**	$ 30,835,009
Liabilities and Shareholders' Equity		
Liabilities		
Current		
Accounts payable and accrued liabilities	$ **896,188**	$ 115,107
Shareholders' equity		
Capital stock (Note 5)	**56,792,773**	42,013,404
Contributed surplus (Note 9)	**2,258,100**	-
Deficit	**(14,047,444)**	(11,293,502)
	45,003,429	30,719,902
	$ **45,899,617**	$ 30,835,009

Approved by the Board of Directors:

_____**/s/ James M Dawson**_____   Director

_____**/s/ Paul C. MacNeill**_____   Director

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

Minefinders Corporation Ltd.
(An Exploration Stage Company)
Consolidated Statements of Loss and Deficit
(Expressed in Canadian Dollars)

For the years ended December 31		2002		2001		2000
Administrative costs						
Accounting and auditing	$	**126,565**	$	75,583	$	47,363
Amortization		**5,202**		1,482		1,844
Consulting (Note 9)		**815,449**		178,392		178,048
Corporate relations		**409,256**		60,703		181,916
Legal		**310,189**		179,732		189,705
Office services and expenses		**244,565**		164,647		234,643
Shareholder reports and filing fees		**92,790**		88,621		127,068
Travel		**116,031**		49,841		22,655
		2,120,047		799,001		983,242
Other operating items						
Write-off of mineral properties and deferred exploration costs		**766,055**		502,535		208,824
Loss from operations		**(2,886,102)**		(1,301,536)		(1,192,066)
Investment and other items						
Foreign exchange (loss) gain		**(52,671)**		2,217		48,182
Gain (loss) on sale of assets		**3,031**		-		(670)
Interest income		**181,800**		16,855		26,605
Loss on investment		**-**		-		(13,762)
Net loss for the year		**(2,753,942)**		(1,282,464)		(1,131,711)
Deficit, beginning of year		**(11,293,502)**		(10,011,038)		(8,879,327)
Deficit, end of year	$	**(14,047,444)**	$	(11,293,502)	$	(10,011,038)
Loss per share – basic and diluted	$	**(0.11)**	$	(0.07)	$	(0.07)
Weighted average shares outstanding		**25,280,665**		19,129,452		16,547,997

Minefinders Corporation Ltd.
(An Exploration Stage Company)
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)

For the years ended December 31	2002	2001	2000
Cash flows from operating activities			
Net loss for the year	$ **(2,753,942)**	$ (1,282,464)	$ (1,131,711)
Items not involving cash			
Amortization	**5,202**	1,482	1,844
Loss (gain) on sale of asset	**(3,031)**	-	670
Write-off of mineral properties and deferred exploration costs	**766,055**	502,535	208,824
Loss on investment	**-**	-	13,762
Stock option compensation (Note 9)	**572,662**	-	-
Common shares issued for expenses	**-**	-	50,000
Net change in non-cash working capital balances			
Receivables	**(402,101)**	(3,047)	316,686
Prepaid expenses	**(87,911)**	(37,400)	16,265
Accounts payable and accrued liabilities	**126,081**	(110,186)	114,359
	(1,776,985)	(929,080)	(409,301)
Cash flows from investing activities			
Mineral properties and exploration costs	**(4,006,210)**	(1,522,696)	(1,989,194)
Purchase of capital assets	**(105,708)**	(1,077)	(16,493)
Proceeds from disposal of capital assets	**6,672**	-	-
Purchase of short-term investments	**(7,140,489)**	-	-
Investment and advances	**-**	-	(400)
	(11,245,735)	(1,523,773)	(2,006,087)
Cash flows from financing activities			
Net proceeds on issuance of common shares and subscriptions received	**14,779,369**	1,963,798	1,824,607
Increase (decrease) in cash	**1,756,649**	(489,055)	(590,781)
Cash, beginning of year	**475,136**	964,191	1,554,972
Cash, end of year	$ **2,231,785**	$ 475,136	$ 964,191
Supplemental Information			
Interest and taxes paid	$ **-**	$ -	$ -
Non-cash investing and financing activities:			
Amortization of capital assets included in deferred exploration costs	$ **40,649**	$ 22,868	$ 30,943
Stock option compensation (Note 9)	$ **2,258,100**	$ -	$ -
Issuance of common shares for expenses	$ **-**	$ -	$ 50,000
Issuance of common shares for share issuance costs	$ **-**	$ 50,000	$ -

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

Minefinders Corporation Ltd.
(An Exploration Stage Company)
Consolidated Statements of Mineral Properties
and Deferred Exploration Costs
(Expressed in Canadian Dollars)

For the years ended December 31	2002	2001	2000
Mineral properties	$ **203,373**	$ 194,615	$ 255,590
Deferred exploration costs			
Assaying	**370,050**	96,969	125,005
Amortization	**40,649**	22,868	30,943
Communication and delivery	**64,005**	58,626	55,471
Drilling and trenching	**2,266,690**	-	269,547
Environmental	**985**	13,053	13,151
Geophysical surveying and mapping	**65,563**	12,785	754
Legal: mineral properties	**28,297**	8,714	2,288
Licenses and recording fees	**612,517**	453,390	363,743
Metallurgical	**3,850**	-	27,371
Engineering/prefeasibility study	**20,958**	4,057	-
Road building	**55,405**	12,197	7,595
Supplies	**132,940**	40,323	32,333
Technical and professional services	**1,217,346**	581,694	677,260
Other non-cash professional services (Note 9)	**1,685,438**	-	-
Travel	**140,274**	46,273	159,086
	6,704,967	1,350,949	1,764,547
Gross mineral properties and deferred exploration costs	**6,908,340**	1,545,564	2,020,137
Less: costs paid by joint venturer	**(521,043)**	-	-
Mineral properties and deferred exploration costs during the year	**6,387,297**	1,545,564	2,020,137
Balance, beginning of year	**30,110,724**	29,067,695	27,256,382
Less: Write-off of mineral properties and deferred exploration costs (Note 3)	**(766,055)**	(502,535)	(208,824)
Balance, end of year (Note 3)	$ **35,731,966**	$ 30,110,724	$ 29,067,695

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

December 31, 2002 and 2001

Basis of Consolidation	These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles and include the accounts of the Company and its wholly-owned subsidiaries, Minera Minefinders S.A. de C.V. and Compania Minera Dolores S.A. de C.V. (in Mexico) and Minefinders (U.S.A.) Inc. (in the United States). All intercompany transactions and balances are eliminated on consolidation.
Short-term Investment	Short-term investment is recorded at cost, which approximates its fair market value, plus accrued interest earned in the period.
Mineral Properties	The Company is in the exploration stage in respect of its mineral properties. Acquisition, exploration and development costs relating to mineral properties are deferred until such time as mineral properties are brought into commercial production, at which time they will be amortized over the estimated life of the property on a unit of production basis using proven and probable reserves. Revenue incidental to exploration and development activities, including the proceeds on sales of partial properties, is credited against the cost of properties. Aggregate costs related to abandoned properties are charged to operations at the time of any abandonment or when it has been determined that there is evidence of a permanent impairment. During the year ended December 31, 2002, the Company wrote-off $766,055 (2001 - $502,535; 2000 - $208,824) of mineral properties and deferred exploration costs related to inactive properties and abandoned claims in the United States and Mexico.
	Where the Company has entered into option agreements for the acquisition of an interest in mineral properties which provides for periodic payments, such amounts unpaid are not recorded as a liability since they are payable entirely at the Company's option.
Capital Assets	Capital assets are carried at cost. Amortization is provided on a declining-balance basis at the rate of 30% per annum for vehicles and 20% per annum for other capital assets.
Foreign Exchange Translation	The Company conducts the majority of its business in Mexico and the U.S.A. through its subsidiaries in U.S. dollars. The Company uses the temporal method of currency translation for translating the Company's foreign operations into Canadian dollars. Under this method, monetary assets and liabilities have been converted at the exchange rate prevailing at the balance sheet date. Income and expenses are translated at historical rates. Non-monetary assets, liabilities and equity are translated at historical rates. Gains and losses on foreign exchange are included in the Statements of Loss and Deficit for the year.

7

December 31, 2002 and 2001
(Expressed in Canadian Dollars)

Foreign Exchange Translation - Continued

Exchange rates between the U.S. dollar, the Mexican peso and the Canadian dollar for the periods reported on in these financial statements are as follows:

	2002	2001	2000
US Dollar			
Year end	**0.6370**	0.6285	0.6669
Average	**0.6343**	0.6456	0.6569
Mexican Peso			
Year end	**6.135**	5.744	6.158
Average	**6.596**	6.018	6.127

Future Income Taxes

Income and resource taxes are accounted for by the liability method. Under this method, income and resource taxes reflect the deferral of such taxes to future years. The deferral is a result of temporary differences which arise when certain costs, principally amortization and deferred exploration, are claimed for tax purposes in different time periods than the related amounts are amortized in the accounts.

Loss Per Share

During the year ended December 31, 2002, the Company adopted the “Treasury Stock Method” to calculate loss per common share. Under this method, the basic loss per share is calculated based on the weighted average aggregate number of common shares outstanding during each period. The diluted loss per share assumes that the outstanding stock options and share purchase warrants had been exercised at the beginning of the period. The adoption of this policy had no material effect on prior year figures.

Common equivalent shares (consisting of shares issuable on exercise of stock options and warrants) totalling 3,232,605 (2001 – 5,191,092; 2000 – 3,722,908) were not included in the computation of diluted earnings per share because the effect was anti-dilutive.

Financial Instruments

The Company's financial assets and liabilities consist of cash, short-term investments, receivables and accounts payable and accrued liabilities. Except as otherwise noted, it is management's opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments. The fair values of the financial instruments approximate their carrying values due to the short-term maturities of these instruments.

December 31, 2002 and 2001

**Financial Instruments
– Continued**

Financial assets and liabilities denominated in currencies other than the Canadian dollar are as follows:

| | **2002** | | 2001 | |
	Financial Assets	**Financial Liabilities**	Financial Assets	Financial Liabilities
US dollar	**$ 1,428,044**	**$ 691,498**	$ 81,365	$ 45,469
Mexican peso	**269,529**	**83,853**	144,108	44,819
	$ 1,697,573	**$ 775,351**	$ 225,473	$ 90,288

Estimates and Assumptions

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Segmented Information

The Company has determined that it has one business segment, the exploration and development of mineral properties. Information by geographical area is as disclosed in Notes 3 and 4.

Stock Options

Effective January 1, 2002, the Company adopted the recommendations of CICA Handbook Section 3870, Stock-based compensation and other stock-based payments. The standard requires either the recognition of compensation expense for grants of stock, stock options and other equity instruments to employees, based on the fair value of the instrument at the grant date, or alternatively, the disclosure of pro forma net earnings and earnings per share data, as if stock-based compensation had been recognized in earnings. The Company has chosen not to use the fair value method to account for stock-based employee compensation plans, but to disclose pro forma information for options granted to employees after January 1, 2002 as outlined in Note 9. Consequently, the Company records no compensation expense when options are granted to employees.

The Company adopted the fair value method of accounting for stock-based compensation awards granted to non-employees. Accordingly, compensation expense calculated using a Black-Scholes option pricing model are charged to the Consolidated Statements of Loss and Deficit or capitalized in Mineral Properties and Deferred Exploration Costs, depending on the nature of the award.

9

December 31, 2002 and 2001
(Expressed in Canadian Dollars)

1. Nature of Business

The Company was organized on February 4, 1975 under the laws of the Province of Ontario and is engaged in the business of exploring for precious and base metal properties in North America and Mexico. At December 31, 2002 and 2001, the Company was considered an exploration stage company.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. The Company has not yet determined whether its properties contain mineral reserves that are economically recoverable. The continuation of the Company and the recoverability of the amount shown for mineral properties and deferred exploration costs is dependent upon the continuing financial support of shareholders or other investors and obtaining long-term financing to complete exploration and development, the existence of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims and upon future profitable production. Subsequent to year end, the Company received proceeds (net of commissions) of approximately $17 million from a brokered placement of common shares for additional exploration work (Note 7).

2. Short-term Investments

The balance consists of the principal and accrued interest of a redeemable term deposit maturing on April 2, 2003. Interest income is earned at prime less 1.65% per annum.

3. Mineral Properties and Deferred Exploration Costs

	Mineral Properties	Deferred Exploration Costs	2002	2001
Mexico				
Dolores Property	**$ 10,626,973**	**$ 18,150,056**	**$ 28,777,029**	$ 23,220,731
Northern Sonora	**270,790**	**2,825,319**	**3,096,109**	2,972,384
La Reserva/El Correo	**77,961**	**1,876,907**	**1,954,868**	1,757,805
Other	**76,967**	**713,895**	**790,862**	591,648
	11,052,691	**23,566,177**	**34,618,868**	28,542,568
United States				
Oro Blanco	**-**	**-**	**-**	594,854
Nevada Properties	**288,682**	**824,416**	**1,113,098**	973,302
	288,682	**824,416**	**1,113,098**	1,568,156
	$ 11,341,373	**$ 24,390,593**	**$ 35,731,966**	$ 30,110,724

10

(Expressed in Canadian Dollars)

3. Mineral Properties and Deferred Exploration Costs - Continued

Mineral properties and related deferred exploration costs consist of the following:

Mexican Properties

Dolores Property

The Dolores property consists of nine claims totaling 27,700 hectares in the Madera Mining District, in the state of Chihuahua. The Company has a 100% interest in two claims totaling 25,780 hectares and can acquire a 100% interest in the remaining seven claims by bringing the property into production or by making further payments of approximately US$550,000 payable in quarterly instalments of US$25,000. The property is also subject to underlying net smelter return ("NSR") royalties totaling 3.25% on gold and 2% on silver.

Northern Sonora Properties

The Company has a 100% interest in the mineral rights on the Northern Sonora Properties, which consist of nine claims totaling 16,591 hectares in the State of Sonora. The Company is required to make annual rent payments to the landowners of approximately US$25,000, which have been paid for 2002, 2001 and 2000. Should a mine be put in production on the properties, a one-time payment of US$500,000 is due to one landowner. Another landowner is to be paid US$350,000 for the first mine put into production on his property and US$250,000 is to be paid for any additional mines put into production.

On December 21, 2001, the Company entered into a letter of agreement with Placer Dome Exploration Inc. (“Placer”) to further explore and develop the El Malacate project in Northern Sonora. Under the agreement, Placer had the right to earn a 51% beneficial interest in the property over a four-year period for cash payments and exploration expenditures. Placer held the right to terminate the agreement at any time after the first US$250,000 is spent. Placer reimbursed costs in the amount of $521,043 in 2002 (2001 – $Nil) to the Company pursuant to the joint venture agreement. In June 2002, Placer terminated the agreement without earning an interest in the project.

La Reserva/El Correo

In 2001, the Company acquired mining rights on the property from the owner. As a result, as of March 2001, the Company holds the title to these three claims in the La Reserva/El Correo property and three additional claims staked by the Company, for a total of 23,561 hectares. The original agreement signed in 1996 for the La Reserva/El Correo Concessions was accordingly terminated.

In 1998, the Company entered into surface rights agreements whereby it made annual payments to certain landowners for access to the property that formed part of the La Reserva/El Correo Property, to conduct exploration and mining activities. The agreements can be terminated at the option of the Company upon 30 days notice to the landowners. As of December 31, 2002, the Company is current with its surface rights payments.

December 31, 2002 and 2001
(Expressed in Canadian Dollars)

3. Mineral Properties and Deferred Exploration Costs - Continued

Other Properties

The Company has title to eight additional claims in Zacatecas, Mexico.

United States Properties

Oro Blanco

The Oro Blanco property consists of 108 mining claims in Santa Cruz County, Arizona. In 1997, the Company completed expenditures of US$200,000 and acquired a 100% interest in 46 claims (subject to NSR royalties of 3%). The Company has a 100% interest in the other 62 claims which do not have a NSR royalty.

For the year ended December 31, 2002, the Company wrote-off 100% of the cost of the mineral claims and deferred exploration costs of the Oro Blanco property in the amount of $608,182.

Nevada Properties

The Company holds a 100% interest in the Clear, Dottie and Gutsy properties (subject to NSR royalties of 3%).

The Washiki claim group and Cleo claims near the Clear property are 100% owned by the Company with no royalties attached. In addition, in 1998 the Company entered into a lease agreement to acquire mineral rights situated near the Clear property by making annual advance minimum royalty payments over 15 years and by incurring exploration expenditures of US$150,000 by April 2001. At December 31, 2002, the Company is current with its advance royalty payments. The Company has the right to terminate the lease agreement on thirty days written notice to the owner.

The Company has also acquired the Buckskin Mountain property by making certain payments totaling US$100,000 to a company controlled by an arm's length consultant who, subsequent to the agreement date, became a director of the Company. In 2000, the Company paid the final installment to the director under the agreement.

For the year ended December 31, 2002, there was no write-off of any mineral properties or deferred exploration costs of the Nevada properties. For the year ended December 31, 2001, the Company wrote-off 20% of the cost of mineral claims and 25% of deferred exploration costs totaling $332,583 in respect of a reduction in the claim area on all US projects except the Clear property.

Minefinders Corporation Ltd.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)

December 31, 2002 and 2001

4. Capital Assets

	2002				2001	
	Cost	**Accumulated Amortization**	**Net Book Value**	Cost	Accumulated Amortization	Net Book Value
Exploration equipment	$ **43,474**	$ **28,837**	$ **14,637**	$ 42,809	$ 25,177	$ 17,632
Office furniture and equipment	**119,603**	**76,904**	**42,699**	90,985	66,507	24,478
Vehicles	**279,528**	**205,988**	**73,540**	218,506	185,956	32,550
	$ **442,605**	$ **311,729**	$ **130,876**	$ 352,300	$ 277,640	$ 74,660

Capital assets of the Company are segmented by geographical area as follows:

	2002	2001
Mexico	$ **43,983** $	34,115
United States	**54,546**	28,739
Canada	**32,347**	11,806
	$ **130,876** $	74,660

13

December 31, 2002 and 2001
(Expressed in Canadian Dollars)

5. Capital Stock

Authorized
Unlimited common shares, no par value
Issued
Common shares

	Issued		Amount
Balance, January 1, 2000	16,300,709	$	38,174,999
Issued during the year:			
For cash			
Private placement (net of issue costs of $17,563)	405,818		428,837
Exercise of stock options	285,000		276,250
For expenses	40,000		50,000
Balance, December 31, 2000	17,031,527		38,930,086
Issued during the year:			
For cash			
Private placement (net of issue costs of $178,754)	3,051,723		2,910,818
Exercise of warrants	150,000		172,500
Balance, December 31, 2001	20,233,250		42,013,404
Issued during the year:			
For cash			
Private placement (net of issue costs of $745,593)	4,400,000		9,374,407
Exercise of stock options	1,778,000		3,083,450
Exercise of warrants	2,000,487		2,321,512
Balance, December 31, 2002	28,411,737	$	56,792,773

(a) In September 2000, the Company issued 405,818 units by way of a private placement for gross proceeds of $446,400. Each unit consisted of one common share and one-half of a warrant with one whole warrant entitling the holder to purchase one common share at $1.35 per share for a two-year period.

(b) In January 2001, the Company completed private placements to issue 1,599,643 units for total proceeds of $1,477,180 with each unit consisting of one common share and one warrant entitling the holder to purchase one common share at $1.00 and $1.15 for a two- year period. In connection with this private placement, 50,000 common shares were issued and $56,269 was paid in cash as a finder’s fee. These finders fees were recorded as a reduction to the gross proceeds on the private placement. Net proceeds of $1,119,520 on 2001 private placements were received by the Company during 2000.

December 31, 2002 and 2001

5. **Capital Stock - Continued**

During the remainder of 2001, the Company completed private placements to issue a further 1,402,080 units for total proceeds of $1,612,392 with each unit consisting of one common share and one-half of a warrant. Each whole warrant entitles the holder to purchase one common share at $1.40 per share for a period of two years. Issuance costs totaling $122,485 relating to the private placement were charged as a reduction to the gross proceeds on the private placement.

(c) In December 2000, the Company issued 40,000 common shares in exchange for consulting services. Total proceeds based on the trading price of the common shares on the issuance date was $50,000

(d) In April 2002, the Company completed a brokered private placement to issue 4,400,000 common shares for total proceeds of $10,120,000. Related share issue costs of $745,593 were charged as a reduction to the gross proceeds on the brokered private placement.

(e) Stock Options

In 2002, the shareholders approved a stock option plan ("the Plan") for directors, officers employees and certain consultants. The number of shares available for purchase pursuant to options under the Plan cannot exceed 5,113,348. The term of options granted under the Plan cannot exceed 5 years. The exercise price of each option is determined by the Board of Directors at fair market value of the Company's shares at the date of grant.

The following table summarizes the changes in stock options during the years:

	Number of Options	Weighted Average Exercise Price
Outstanding at January 1, 2000	2,412,500	$ 1.54
Granted	485,000	1.08
Exercised	(285,000)	0.97
Cancelled	(205,000)	1.32
Outstanding at December 31, 2000	2,407,500	1.54
Granted	430,000	1.50
Outstanding at December 31, 2001	2,837,500	1.53
Granted	1,820,000	5.10
Exercised	(1,778,000)	1.73
Outstanding at December 31, 2002	2,879,500	$ 3.66

December 31, 2002 and 2001
(Expressed in Canadian Dollars)

5. Capital Stock - Continued

All options granted and outstanding during the years were fully exercisable on the various grant dates except 50,000 options granted in 2001 with an exercise price of $1.50 per share which vested on January 6, 2002, and 20,000 options granted in 2002 with an exercise price of $6.15 which vest in 5,000 option increments over a one-year period.

At December 31, 2002, the following stock options were outstanding:

Number	Exercise Price	Expiry Date
210,000	$1.40	July 16, 2003
302,500	$1.25	December 22, 2003
285,000	$1.10	June 19, 2005
45,000	$1.05	December 7, 2005
270,000	$1.50	November 7, 2006
727,000	$3.30	April 17, 2007
20,000	$6.15	July 15, 2007
1,020,000	$6.45	December 23, 2007
2,879,500		

Subsequent to year-end December 31, 2002, 79,500 options were exercised at a weighted average exercise price of $2.56 for gross proceeds of $203,650 and 10,000 options with an exercise price of $6.15 were cancelled due to termination of agreement.

(f) The following table summarizes whole warrant activities during the years:

	Number	Weighted Average Exercise Price
Outstanding at January 1, 2000	1,112,499	$ 1.50
Issued	202,909	1.35
Outstanding at December 31, 2000	1,315,408	1.48
Issued	2,300,682	1.18
Exercised	(150,000)	1.15
Expired	(1,112,499)	1.50
Outstanding at December 31, 2001	2,353,591	1.20
Exercised	(2,000,487)	1.16
Outstanding at December 31, 2002	353,104	$ 1.40

16

December 31, 2002 and 2001
(Expressed in Canadian Dollars)

5. Capital Stock - Continued

At December 31, 2002, the following share warrants were outstanding and fully exercisable:

Number	Exercise Price	Expiry Date
133,895	$1.40	August 30, 2003
219,209	$1.40	September 26, 2003
353,104		

Subsequent to December 31, 2002, 108,695 warrants were exercised for gross proceeds of $152,173.

6. Related Party Transactions

Related party transactions not disclosed elsewhere in these consolidated financial statements are as follows:

(a) The Company was charged for administrative and geological services by a director and an officer as follows:

Year		Amount
2002	$	378,490
2001	$	323,387
2000	$	342,041

(b) Legal services are provided by a law firm in which one of the directors of the Company was a partner. The cost of these services was as follows:

Year		Amount
2002	$	350,211
2001	$	139,985
2000	$	84,503

Transactions with related parties were in the normal course of operations and were measured at the exchange value (the amount of consideration established and agreed to by the related parties).

December 31, 2002 and 2001
(Expressed in Canadian Dollars)

7. Subsequent Event

On February 10, 2003, the Company completed a brokered placement consisting of 2,587,500 common shares at $7.00 per share for gross proceeds of $18,112,500. A broker commission of 5.5%, amounted to approximately $996,000, was payable on the gross proceeds.

8. Income Taxes

The tax effects of temporary differences that give rise to the Company's deferred tax assets are as follows:

	2002	2001
Tax loss carryforwards	**$ 5,914,000**	$ 6,103,000
Capital assets	**9,000**	9,000
Mineral properties and deferred exploration costs	**(1,956,000)**	(1,383,000)
Undeducted financing costs	**293,000**	91,000
Valuation allowance	**(4,260,000)**	(4,820,000)
	$ -	$ -

The Company's deferred tax asset includes the tax effect of approximately $293,000 (2001 - $91,000) related to deductions for share issue costs in excess of amounts deducted for financial reporting purposes. Additionally, the tax effect of tax loss carryforwards of approximately $632,000 has been recognized to offset a future tax liability arising from the capitalization of stock option compensation as deferred exploration costs during 2002. If and when the valuation allowance related to these amounts is reversed, the Company will recognize these amounts as adjustments to shareholders' equity as opposed to a deferred income tax recovery in the Statements of Loss and Deficit.

The provision for income taxes differs from the amount estimated using the Canadian federal and provincial statutory income tax rates as follows:

	2002	2001	2000
Benefit at Canadian statutory rates	**$ (1,033,000)**	$ (572,000)	$ (521,000)
Effect of difference in foreign tax rates	**32,000**	67,000	43,000
Non-deductible expenses	**143,000**	183,000	(4,000)
Undeducted stock option compensation	**850,000**	-	-
Effect of tax rate changes on future income taxes	**568,000**	-	-
(Decrease) increase in valuation allowance	**(560,000)**	322,000	482,000
	$ -	$ -	$ -

December 31, 2002 and 2001
(Expressed in Canadian Dollars)

8. Income Taxes - Continued

The Company evaluates its valuation allowance requirements based on projected future operations. When circumstances change and this causes a change in management's judgment about the recoverability of deferred tax assets, the impact of the change on the valuation allowance is reflected in current income.

The Company has approximately $18,800,000 (2001 - $14,000,000) of undeducted exploration and development costs which are available for deduction against future income for tax purposes. In addition, the Company has non-capital losses of approximately $16,100,000 (2001 - $14,680,000) expiring in various amounts from 2003 to 2022 and allowable capital losses of approximately $216,000 (2001 - $216,000).

9. Stock-Based Compensation

The Company accounts for all stock-based compensation issued on or after January 1, 2002 to non-employees and attributes no compensation expense to stock-based awards granted to employees. On April 17, 2002 and July 15, 2002, the Company granted 780,000 stock options with an exercise price of $3.30 and 20,000 stock options with an exercise price of $6.15, respectively, to directors for director services and certain consultants. On December 23, 2002 the Company granted 1,020,000 stock options at an option price of $6.45 to directors for director services and certain consultants. Compensation expense to non-employees is determined using the Black-Scholes option pricing model. Weighted average assumptions used in calculating compensation expense in respect of options granted to consultants are as follows:

	2002
Risk-free rate	5%
Dividend yield	nil
Volatility factor of the expected market price of the Company's common shares	60%
Weighted average expected life of the options (months)	30

For the year ended December 31, 2002, the compensation costs for stock options granted to non-employees which were expensed were $572,662 and $1,685,438 was capitalized to mineral properties and deferred exploration costs; the combined amount of $2,258,100 was credited to contributed surplus.

December 31, 2002 and 2001

9. Stock-Based Compensation - Continued

The following is the pro-forma net loss of the Company with the fair value applied to options issued to employees during the year:

	2002
Net loss for the year	$ (2,753,942)
Compensation expense relating to the fair value of employee stock options	(1,168,072)
Pro forma net loss for the year	$ (3,922,014)
Pro forma net loss per common share - basic and diluted	$ (0.16)

Weighted average assumptions used in calculating compensation expense in respect of options granted to employees are the same as those used for consultants.

10. United States Generally Accepted Accounting Principles

The consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). These principles differ in some respects from United States generally accepted accounting principles ("US GAAP"). The effect of such differences on the Company's consolidated financial statements is set out below:

(a) Mineral Exploration Expenditures

Under Canadian GAAP expenditures on specific properties are capitalized until such time as either economically unrecoverable reserves are established or the properties are sold or abandoned. US GAAP requires that mineral exploration expenditures be charged to the Statement of Loss and Deficit in the period incurred. Accordingly, for US GAAP, all mineral exploration expenditures incurred to date would be charged to the Statement of Loss and Deficit.

(b) Stock option compensation

Under Canadian GAAP, the Company has elected not to record compensation costs for stock options granted to employees, but the effect would be required to be disclosed in the notes relating thereto. Compensation expenses are calculated using the fair value method for stock-based compensation awards granted to non-employees after January 1, 2002. The compensation costs are recognized prospectively in the financial statements.

December 31, 2002 and 2001
(Expressed in Canadian Dollars)

10. United States Generally Accepted Accounting Principles - Continued

Under US GAAP, the Company applies Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees", and related Interpretation No. 44 in accounting for all stock options granted to employees and directors. Under APB 25, compensation expense is only recognized for stock options granted with exercise prices below the market price of the underlying common shares on the date of grant. Stock options that have been modified to reduce the exercise price are accounted for as variable.

Statement of Financial Accounting Standard ("SFAS") No. 123, "Accounting for Stock-Based Compensation", requires the Company to record compensation to "non-employees" using the fair value based method prescribed therein similar to accounting principles now in effect in Canadian GAAP. Compensation expense under US GAAP to non-employees is determined using the Black-Scholes option pricing model. For the year ended December 31, 2002, compensation expense incurred under SFAS No. 123 and not recognized in Canadian GAAP was $Nil (2001 - $133,796; 2000 - $179,000). Weighted average assumptions used in calculating compensation expense in respect of options granted to consultants in 2001 and 2000 are as follows:

	2001	2000
Risk-free interest rate	2.65% to 3.12%	5.95%
Dividend yield	Nil%	Nil%
Volatility factor of the expected market price of the Company's common shares	80%	100%
Weighted- average expected life of the options (months)	29	31

The impact of the above on the financial statements is as follows:

	2002	2001	2000
Net loss per Canadian GAAP	**$ (2,753,942)**	$ (1,282,464)	$ (1,131,711)
Adjustments related to:			
Mineral exploration expenses (a)	**(5,621,242)**	(1,043,029)	(1,811,313)
Stock option compensation (b)	**-**	(133,796)	(179,000)
Net loss per US GAAP	**$ (8,375,184)**	$ (2,459,289)	$ (3,122,024)
Loss per share per US GAAP Basic and diluted	**$ (0.33)**	$ (0.13)	$ (0.19)

December 31, 2002 and 2001
(Expressed in Canadian Dollars)

10. United States Generally Accepted Accounting Principles - Continued

	2002	2001	2000
Shareholders' equity per Canadian GAAP	**$45,003,429**	$ 30,719,902	$ 30,038,568
Adjustments related to:			
Mineral exploration expenses (a)	**(35,731,966)**	(30,110,724)	(29,067,695)
Shareholders' equity per US GAAP	**$ 9,271,463**	$ 609,178	$ 970,873

(c) New Accounting Pronouncements

Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146") provides guidance on the recognition and measurement of liabilities for costs associated with exit or disposal activities. The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002.

FIN 46, "Consolidation of Variable Interest Entities", clarifies the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements", to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is applicable immediately for variable interest entities created after January 31, 2003. For variable interest entities created prior to January 31, 2003, the provisions of FIN 46 are applicable no later than July 1, 2003.

The implementation of these new standards is not expected to have a material effect on the Company's financial statements.

EXHIBIT 2

MANAGEMENT DISCUSSION AND ANALYSIS

For the year ended December 31, 2002 compared with the year ended December 31, 2001 and the year ended December 31, 2000.

Introduction

The following discussion and analysis of the operating results and financial position of Minefinders Corporation Ltd (the "Company") should be read in conjunction with the attached Consolidated Financial Statements of the Company and related Notes which have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) (see Summary of Significant Accounting Polices and Note 1: Basis of Presentation), which differ in certain material respects from accounting principles generally accepted in the United States (US GAAP). Differences between GAAP and US GAAP applicable to the Company are described in Note 10 to the Consolidated Financial Statements. The Company's accounting policies and estimates used in the preparation of these financial statements are considered appropriate in the circumstances, but are subject to judgements and uncertainties inherent in the financial reporting process. This analysis may contain forward-looking statements about the Company's future prospects, but the Company provides no assurances that actual results will meet management's expectations. For thorough analysis of the risks and uncertainties of the Company we refer you to its Annual Information Form.

The Company is primarily engaged in the finding, exploration and development of mineral properties, primarily precious metals. The Company does not have revenue except from interest earned on cash balances. It relies on equity financing to fund exploration programs on its properties in Mexico and the United States and corporate expenses. The general market for this activity, which includes related investor interest and opportunities to obtain funding, improved substantially in 2002 as gold prices increased from $278 per ounce in January, 2002 to $347 per ounce at the end of the year. The gold price had reached a low of $257 in March, 2001. It is not possible to forecast ongoing gold price trends or volatility which may have an impact on the preparation of a feasibility study on a mineral deposit or future results from operations.

Operating Activities

The Company recorded an overall net loss for 2002 of $2.8 million compared with $1.3 million in 2001 and $1.1 million in 2000. Overall losses were affected by higher administration costs and a write-off of mineral properties and related exploration costs, partly offset by higher interest income earned on cash balances.

Administration costs increased from $0.8 million in 2001 to $2.1 million in 2002 (2000 - $1.0 million) due to several factors, including increased corporate relations expenditures to satisfy demands resulting from increased investor interest, higher accounting and legal costs to assess and comply with increased regulatory requirements, as well as increased compensation expenses of $572,662 recorded as a consequence of the adoption of a new accounting policy relating to stock-based compensation. New accounting guidelines require that the Company record as compensation the determined fair value of stock options issued to non-employees during the period of the grant, with a corresponding credit to its contributed surplus account. The value of the shareholders' equity account, on a net basis will be unchanged. No cash is exchanged at the time of the grant. The Company receives the full option price at such time, if any, that the stock option is exercised. Management used a standard option pricing model, which required it to make certain subjective assumptions as to future interest rates and stock price volatility (Note 9 to the consolidated financial statements). While management has used its best efforts to assess these future values, the determined fair value of these options is highly subjective and meaningful only if the input factors chosen are realized.

Interest income increased to $181,800 in 2002 (2001 - $16,855; 2000 - $26,605) due to a higher treasury balance throughout most of 2002 from that of 2001. Interest income in 2001 was lower than in 2000 due to a lower treasury balance.

The Company's financial instruments may include U.S. dollars and Mexican pesos. Due to fluctuating exchange rates to the Canadian dollar for both of these currencies, a foreign exchange loss of $52,671 was recorded in 2002, a decrease of $54,888 from the foreign exchange gain of $2,217 recorded in 2001. A foreign exchange gain of $48,182 was recorded in 2000 resulting from favorable currency exchange rate fluctuations in that year. The Company does not engage in currency hedging activities as exposures to rate adjustments and volatility are not considered to have a material impact on the Company at this time.

In the course of reviewing its mineral properties accounts, the Company determined that its Oro Blanco property in the United States would not be allocated further funding, as its other properties have greater potential for discovery of a significant mineral resource on a cost-effective basis. As a result, the Company wrote off the balance of mineral property and deferred exploration costs relating thereto, which significantly contributed to an overall write-down of $766,055, compared with $502,535 in 2001 and $208,824 in 2000.

As the Company does not yet have any resource properties that qualify for capitalization under U.S. GAAP, the primary effect of the U.S. GAAP reconciliation is to increase the net loss and deficit for 2002, 2001 and 2000 by the amounts of the exploration expenses capitalized less write-offs under Canadian GAAP in each of those years, and adjustments in 2001 and 2000 for stock-based compensation. For the purposes of U.S. GAAP, these expenses have been charged to the Statement of Loss and Deficit in the period incurred under U.S. GAAP (Note 10 to the consolidated financial statements).

Capital Resources And Liquidity

The Company's financial condition improved significantly in 2002. As at December 31, 2002, the Company had working capital of $9.1 million an increase of $8.6 million from December 31, 2001, when it stood at $0.5 million. The most significant component of working capital changes was the increase in cash and short-term investments by $8.9 million over 2001. Receivables and payables both increased from 2001 in response to increased exploration activities. Receivables are mainly composed of sales tax refundables relating to sales tax charges on exploration expenditures in Mexico.

Cash on hand at December 31, 2002 was $2.2 million, an increase of $1.7 million from December 31, 2001 cash of $0.5 million. The Company also had short-term investments on hand in the amount of $7.1 million. The increase in cash and short-term investments resulted primarily from funds received from a brokered placement of 4.4 million shares issued at $2.30 per share in April, 2002, for net proceeds of $9.4 million. In addition, the Company received $3.1 million upon the exercise of 1.8 million stock options, and $2.3 million upon the exercise of 2.0 million share purchase warrants. In 2001, the Company received $3.1 million (2000 - $0.8 million) from private placements of 3.1 million shares and the exercise of 150,000 share purchase warrants.

Expenditures on the Company's mineral properties, particularly the Dolores property in Chihuahua, Mexico, increased substantially in 2002, in an effort to more fully delineate the extent of mineralization. Total expenditures incurred were $6.9 million (2001 - $1.5 million; 2000 - $2.0 million), of which $0.5 million related to the El Malacate joint venture with Placer Dome and which were recovered. Included in the 2002 expenditures were $1.7 million relating to the value of stock-based compensation, and constituted a non-cash item (Note 9 to the consolidated financial statements).

Outlook

In February, 2003 the Company completed a brokered placement of 2,587,500 common shares at $7.00 per share, for gross proceeds of $18.1 million. A 5.5% commission was paid.

The Company is adequately funded to carry out its planned exploration and development programs for 2003. The Company has completed its current program of delineation drilling on the Dolores deposit in Chihuahua, Mexico, with some assays pending, and is continuing step-out drilling to seek out extensions to known mineralization. The Company now plans to proceed to final feasibility, which it anticipates will lead to financing and development of the Dolores deposit. The Company will also continue exploration on several of its other projects in 2003.

Risk And Uncertainties

Except for historical information contained in this discussion and analysis, disclosure statements contained herein are forward-looking, as defined in the United States Private Securities Litigation Reform Act of 1995. Forward looking statements are subject to risks and uncertainties, which could cause actual results to differ materially from those in such forward-looking statements. The Company assumes no obligation to update its forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting such statements.

The Company is a mineral exploration and development company and as such is exposed to a number of risks and uncertainties that are common to other companies in the same business. The Company's financial success is subject to, among other things, fluctuations in metal prices and foreign exchange rates, which may affect current or future operating results, and may affect the economic value of its mineral resources. Its ability to obtain financing to explore for mineral deposits and to continue and complete the development of those properties it has classified as assets is not assured, nor is there assurance that the expenditure of funds will result in the discovery of an economic mineral deposit. The Company has not prepared a feasibility study on any of its deposits to determine if it hosts a mineral resource that can be economically developed and profitably mined.

(Signed: Mark H. Bailey)

Mark H. Bailey
President and Chief Executive Officer

EXHIBIT 3

**CONSENT OF
INDEPENDENT CHARTERED ACCOUNTANT**

Minefinders Corporation Ltd.

Vancouver, Canada

We consent to the inclusion in this Annual Report on Form 40-F of our reports dated February 28, 2003, relating to the consolidated financial statements of Minefinders Corporation Ltd. for the year ended December 31, 2002.

We also consent to the incorporation by reference in the previously filed (March 18, 2003) open registration statement on Form S-8 of Minefinders Corporation Ltd. of our reports dated February 28, 2003, relating to the consolidated financial statements of Minefinders Corporation Ltd. appearing in the Company's Annual Report on Form 40-F for the year ended December 31, 2002.

BDO Dunwoody LLP

BDO DUNWOODY LLP
Chartered Accountants

Vancouver, Canada
April 28, 2003

EXHIBIT 4

CONSENT OF MARK H. BAILEY

I hereby consent to the references to my name in the Company's Annual Report on Form 40-F to be filed with the United States Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended.

/s/"Mark H. Bailey"
Mark H. Bailey

Vancouver, British Columbia, Canada
May 5, 2003

EXHIBIT 5

CONSENT OF PINCOCK ALLEN & HOLT

We refer to our report auditing the resources at the Dolores Gold–Silver Project Chihuahua, Mexico, dated December 2, 2002, (the "Report").

We hereby consent to the filing, use, and incorporation by reference of, the Report and the references to our name in the Minefinders Corporation Ltd. Annual Report on Form 40-F to be filed with the United States Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended.

Sincerely,

Pincock Allen & Holt

/s/*"Mark G. Stevens"*
    Mark G. Stevens

Lakewood, Colorado, USA

May 5, 2003.

EXHIBIT 6

CONSENT OF GEORGE A. ARMBRUST

I refer to the report prepared by Pincock Allen & Holt which was prepared under my direct supervision, regarding the audit of the resources at the Dolores Gold–Silver Project Chihuahua, Mexico, dated December 2, 2002, (the "Report").

I consent to the filing, use and incorporation by reference of, the Report and the references to my name in the Minefinders Corporation Ltd. Annual Report on Form 40-F under the heading "Mineral Resource and Mineral Reserve Estimates" in the Minefinders Corporation Ltd. Annual Information Form for the year ended December 31, 2002, which is included as an exhibit in the Annual Report to be filed with the United States Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended.

/s/*"George A. Armbrust"*
George A. Armbrust

Lakewood, Colorado, USA

May 5, 2003.

EXHIBIT 7

CONSENT OF ROBERT L. SANDEFUR

I refer to the report prepared by Pincock Allen & Holt which was prepared under my direct supervision, regarding the audit of the resources at the Dolores Gold–Silver Project Chihuahua, Mexico, dated December 2, 2002, (the "Report").

I consent to the filing, use and incorporation by reference of, the Report and the references to my name in the Minefinders Corporation Ltd. Annual Report on Form 40-F under the heading "Mineral Resource and Mineral Reserve Estimates" in the Minefinders Corporation Ltd. Annual Information Form for the year ended December 31, 2002, which is included as an exhibit in the Annual Report to be filed with the United States Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended.

/s/*"Robert L. Sandefur"*
Robert L. Sandefur

Lakewood, Colorado, USA

May 5, 2003